UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the matter of: Natixis Advisors, L.P. Natixis ETF Trust II 888 Boylston Street Boston, MA 02199-8197	File No. [ ]

Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) for an exemption from Sections 2(a)(32), 5(a)(1), and 22(d) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act.

All communications and orders to:

Peter J. Shea, Esq.

K&L Gates LLP

599 Lexington Avenue, 32nd Floor

New York, NY 10022-6030

212-536-3988, peter.shea@klgates.com

Page 1 of 50 sequentially numbered pages.

As filed with the U.S. Securities and Exchange Commission on January 22, 2018

IV.	Funds of Actively Managed ETFs		27
	A.	The Investing Funds	27
	B.	Proposed Transactions	27
	C.	Fees and Expenses	27
	D.	Conditions and Disclosure Relating to Section 12(d)(1) Relief	27
V.	Request for Exemptive Relief and Legal Analysis		28
	A.	Sections 2(a)(32) and 5(a)(1) of the 1940 Act	28
	B.	Section 22(d) of the 1940 Act and Rule 22c-1 under the 1940 Act	29
	C.	Sections 17(a)(1) and 17(a)(2) of the 1940 Act relating to ETF Relief	30
	D.	Section 12(d)(1) of the 1940 Act	33
	E.	Sections 17(a)(1) and 17(a)(2) of the 1940 Act relating to Section 12(d)(1) Relief	37
	F.	Discussion of Precedent	39
VI.	Conditions		39
	A.	ETF Relief	39
	B.	Section 12(d)(1) Relief	40
VII.	Procedural Matters		42
Appendix A			47
Appendix B			50

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of: Natixis Advisors, L.P. Natixis ETF Trust II File No. [ ]

Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) for an exemption from Sections 2(a)(32), 5(a)(1), and 22(d) of the 1940 Act and Rule 22c-1 under the 1940 Act and under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act and under Section 12(d)(1)(J) of the 1940 Act granting an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act

I.	Summary of Application.

In this application, as amended (“Application”), Natixis Advisors, L.P. (the “Initial Adviser”) and Natixis ETF Trust II (the “Trust”, and collectively with the Initial Adviser, the “Applicants”), request an order under Section 6(c) of the Investment Company Act of 1940 (“1940 Act”) for an exemption from Sections 2(a)(32), 5(a)(1), and 22(d) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act (“Order”).

Applicants are seeking an Order for an exemption from Sections 2(a)(32), 5(a)(1), 17(a), and 22(d) of the 1940 Act and Rule 22c-l under the 1940 Act (“ETF Relief”) to permit the Trust to create and operate a series with an actively managed investment portfolio (“Initial Fund”) that will offer exchange-traded shares (“Shares”).

Applicants request that the Order requested herein apply not only to the Initial Fund but also to any future series of the Trust offering Shares as well as other existing or future open-end management companies or existing or future series thereof offering Shares that may utilize active management investment strategies and invest in U.S. listed large and medium capitalization stocks or U.S. listed domestic equity exchange-traded funds (collectively, “Future Funds”). Any Future Fund will (a) be advised by the Initial Adviser or an entity controlling, controlled by, or under common control with the Initial Adviser (the Initial Adviser and each such other entity included in the term “Adviser”), and (b) comply with the terms and conditions of the Application. The Initial Fund and Future Funds together are the “Funds”. Each Fund will operate as an exchange-traded fund (“ETF”).

As an initial matter, Applicants note that the Securities and Exchange Commission (“Commission”) has issued orders on exemptive applications that involve actively managed ETFs seeking relief substantially identical to the relief that Applicants are requesting.1 However, a condition to those prior orders has been that before commencement of trading on each Business Day (as defined below), the ETF would disclose on its website the identities and quantities of all of the portfolio instruments held by the ETF that would form the basis for the ETF’s calculation of net asset value (“NAV”) at the end of the Business Day. Applicants believe that for some investment strategies, this level of transparency could lead to front-running of an ETF’s portfolio trades to the detriment of the ETF and its shareholders, allow other market participants to replicate an ETF’s portfolio positioning and otherwise harm market makers of the ETF’s shares who would not be expected to also engage in such portfolio replication activities. While full portfolio transparency may facilitate an arbitrage process that permits the shares of the ETF to trade at market prices close to NAV, the NAV itself and the liquidity of the market for Shares may be adversely affected to the detriment of the ETF shareholders.

As described below, Applicants propose to offer the Funds as “Periodically-Disclosed Active ETFs” that would allow for efficient trading of Shares through an effective Fund portfolio transparency substitute and publication of related informative metrics, while still shielding the identity of the full Fund portfolio contents to protect the Funds’ performance-seeking strategies. Even though the Funds would not publish their full portfolio contents daily, Applicants believe that the proxy portfolio methodology, as described below (the “NYSE Proxy Portfolio Methodology”), owned by the NYSE Group, Inc. (“NYSE Group”) and licensed for use by each Periodically-Disclosed Active ETF, would allow market participants to assess the intraday value and associated risk of a Fund’s then-current portfolio (the “Actual Portfolio”). As a result, Applicants believe that investors would be able to purchase and sell Shares in the secondary market at prices that do not vary materially from their end of day NAV. An important part of the NYSE Proxy Portfolio Methodology would be the creation of a proxy portfolio (“Proxy Portfolio”) for hedging and arbitrage purposes. Daily disclosure of Proxy Portfolio contents and related metrics, as described below (the “Proxy Portfolio Disclosures”), would also allow the Funds to function according to the principles under which all currently offered ETFs operate and permit effective hedging of risks associated with arbitrage and market making activities concerning a Periodically-Disclosed Active ETF’s Shares. In essence, the Proxy Portfolio Disclosures will permit market making in Periodically-Disclosed Active ETF Shares with reasonable bid/ask spreads.

As discussed below, Periodically-Disclosed Active ETFs would benefit investors by allowing them to access a greater choice of active portfolio managers in an ETF structure, which provides benefits over traditional mutual funds such as brokerage account transactional efficiencies, lower fund costs, tax efficiencies and intraday liquidity.

[1]

See, e.g., CBOE Vest Financial, LLC, et al., 1940 Act Release Nos. 32896 (Nov. 7, 2017) (notice) and 32932 (Dec. 4, 2017) (order) (File No. 812-14742); USCF Fund Advisors, LLC, et al., 1940 Act Release Nos. 32851 (Oct. 4, 2017) (notice) and 32889 (Oct. 31, 2017) (order) (File No. 812-14340); The Vanguard Group, Inc. et al., 1940 Act Release Nos. 32810 (Sept. 8, 2017) (notice) and 32852 (Oct. 4, 2017) (order) (File No. 812-14691); Goldman Sachs ETF Trust, et al., 1940 Act Release Nos. 31427 (Jan. 26, 2015) (notice) and 31466 (Feb. 23, 2015) (order) (File No. 812-14362).

A.	ETF Relief.

The Order would permit (i) Shares of the Funds to trade on a Stock Exchange (as defined below) at prices set by the market rather than at NAV per Share; (ii) Shares to be redeemable in large aggregations only (“Creation Units”); and (iii) certain affiliated persons of the Trust to buy securities from, and sell securities to, the Funds in connection with the purchase and redemption of Creation Units.

Shares of each Fund will be purchased from the Trust only in Creation Units. Creation Units will be separable upon issue into such individual Shares, which will be listed and traded at negotiated prices on a national securities exchange as defined in Section 2(a)(26) of the 1940 Act (“Stock Exchange”). The Shares themselves will not be redeemable to the Trust unless combined into a Creation Unit.

Applicants are also requesting that the Order permit certain investment companies registered under the 1940 Act to acquire Shares beyond the limitations in Section 12(d)(1)(A) and permit the Funds, and any principal underwriter for the Funds, and any broker or dealer registered under the Securities Exchange Act of 1934 (the “Exchange Act” and such persons registered under the Exchange Act, “Brokers”), to sell Shares beyond the limitations in Section 12(d)(1)(B). Applicants request that any exemption under Section 12(d)(1)(J) apply to: (1) with respect to Section 12(d)(1)(B), any Fund that is currently or subsequently part of the same “group of investment companies” as the Initial Fund within the meaning of Section 12(d)(1)(G)(ii) of the 1940 Act as well as any principal underwriter for the Fund and any Brokers selling Shares of a Fund to an Investing Fund, as defined below; and (2) with respect to Section 12(d)(1)(A), each management investment company or unit investment trust registered under the 1940 Act that is not part of the same “group of investment companies” as the Funds, and that enters into a FOF Participation Agreement (as defined herein) to acquire Shares of a Fund (such management investment companies are referred to herein as “Investing Management Companies,” such unit investment trusts are referred to herein as “Investing Trusts,” and Investing Management Companies and Investing Trusts together are referred to herein as “Investing Funds”). Investing Funds do not include the Funds. This relief would permit the Investing Funds to acquire Shares of the Funds beyond the limitations set forth in Section 12(d)(1)(A), and the Funds, their principal underwriters and any Brokers to knowingly sell Shares of the Funds to Investing Funds beyond the limitations set forth in Section 12(d)(1)(B) (“Section 12(d)(1) Relief”).

The Future Funds might include one or more ETFs that invest in other ETFs (“FOF ETF”). For purposes of complying with Section 12(d) of the 1940 Act, an FOF ETF will either comply with one of the relevant statutory exemptions, for example, Sections 12(d)(1)(F) or 12(d)(1)(G), alone or in conjunction with Rules 12d1-1, 12d1-2, or 12d1-3. In addition, an FOF ETF may invest in certain other ETFs in different groups of investment companies pursuant to exemptive relief that those ETFs have obtained from Section 12(d)(1).2

All entities that currently intend to rely on the Order are named as Applicants. Any entity that relies on the Order in the future will comply with the terms and conditions of the Application.

[2]	In no case, however, will a Fund that is a FOF ETF rely on the exemption from Section 12(d)(1) being requested in this Application.

An Investing Fund may rely on the Order only to invest in Funds and not in any other registered investment company. In connection with the Section 12(d)(1) Relief, Applicants are further requesting relief under Sections 6(c) and 17(b) from Sections 17(a)(1) and (2) to permit a Fund to sell its Shares to and redeem its Shares from, and engage in the “in-kind” transactions that would accompany such sales and redemptions with, certain Investing Funds of which the Funds are affiliated persons or affiliated persons of affiliated persons.

Applicants further request that, following approval, the terms and conditions of the Order may apply to registered open-end management investment companies or series thereof not advised by the Adviser that seek to operate as Periodically-Disclosed Active ETFs. Applicants anticipate that the NYSE Group or an affiliate thereof will enter into license agreements with other registered investment advisers (each a “Licensed Adviser”) advising a trust that intends to launch new funds operating as Periodically-Disclosed Active ETFs utilizing the NYSE Proxy Portfolio Methodology (the Licensed Adviser and such trust together, the “Future Applicants”). Future Applicants will apply for a separate exemptive order that incorporates by reference all the terms and conditions of this Application and any amendments thereto.

B.	Request for Relief.

Applicants request the ETF Relief under sections 6(c), 17(b), and 12(d)(1)(J) of the 1940 Act. Applicants believe that:

•

With respect to the relief requested pursuant to section 6(c), the relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act;

•

With respect to the relief requested pursuant to section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, are consistent with the policies of the ETFs and with the general purposes of the 1940 Act; and

•	With respect to the relief requested pursuant to section 12(d)(1)(J), the relief is consistent with the public interest and the protection of investors.

No form having been specifically prescribed for this Application, the Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Commission.

II.	Applicants.

A.	The Trust.

The Trust is a Massachusetts business trust and will be registered with the Commission as an open-end management investment company. It is authorized to offer an unlimited number of series. The Trust will offer and sell its securities pursuant to a registration statement on Form N-1A, as amended, filed with the Commission under the Securities Act of 1933 (“Securities Act”) and the 1940 Act (each, a “Registration Statement”). The Trust will be overseen by a board of trustees (the “Board”) which maintains the composition requirements of Section 10 of the 1940

Act.3 The initial Board is constituted of a sole trustee. Each Fund will adopt fundamental policies consistent with the 1940 Act and be classified as “diversified” or “non-diversified” under the 1940 Act. A Fund will maintain the required level of diversification, and otherwise conduct its operations, so as to meet the regulated investment company (“RIC”) diversification requirements of the Internal Revenue Code of 1986, as amended (the “Code”).

B.	The Initial Adviser.

The Initial Adviser will be the investment adviser to the Initial Fund. The Initial Adviser is a Delaware partnership with its principal office in Boston, Massachusetts. The Initial Adviser is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940 (“Advisers Act”). Any Adviser to a Future Fund will be registered as an investment adviser under the Advisers Act. The Adviser, subject to the oversight and authority of the Board, will develop the overall investment program for each Fund. The Adviser may enter into sub-advisory agreements with one or more investment advisers to act as sub-advisers with respect to the Funds (each a “Sub-Adviser”). Any Sub-Adviser will be registered, or not subject to registration, under the Advisers Act.

C.	The Distributor.

The Trust will enter into a distribution agreement with one or more distributors. Each distributor will be a registered broker-dealer under the Exchange Act and will act as the distributor and principal underwriter (“Distributor”) of the Creation Units for the Funds. The Distributor for each Fund will comply with the terms and conditions of the Application. The Distributor will distribute Creation Units of the Shares on an agency basis. The Distributor of any Fund may be an affiliated person of the Adviser and/or Sub-Advisers.

The Distributor is not and will not be affiliated with any Stock Exchange.

III.	Periodically-Disclosed Active ETFs.

A.	The Funds and their Investment Objectives.

1.    The Initial Fund and its Investment Objectives. Applicants currently expect the Initial Fund to seek total returns by investing primarily in large and medium capitalization, domestic equity securities.

2.    The Funds and Their Investment Objectives. In addition to the instruments described above, each Fund reserves the right to invest in other instruments, objectives, and strategies, all in accordance with its investment objectives and strategies, and the requirements of the 1940 Act and rules thereunder. The Initial Fund will consist of a portfolio of U.S. listed large

[3]	The term “Board” includes any board of directors or trustees of a Future Fund, if different.

and medium capitalization domestic stocks and U.S. listed domestic equity ETFs.4 As discussed below, Applicants believe that the NYSE Proxy Portfolio Methodology and Proxy Portfolio Disclosures should allow for efficient secondary market trading in Shares regardless of the assets contained in the Fund portfolio.

3.    Benefits of Funds to Investors. Applicants believe that Periodically-Disclosed Active ETFs will provide investors with a greater choice of active portfolio managers and active strategies through which they can manage their assets in an ETF structure. This greater choice of active asset management is expected to be similar to the diversity of active managers and strategies available to mutual fund investors. Unlike mutual fund investors, investors in Periodically-Disclosed Active ETFs would also accrue the benefits derived from the ETF structure, such as brokerage account transactional efficiencies, lower fund costs, tax efficiencies, and intraday liquidity.

Investor awareness and interest in ETFs has grown tremendously since the inception of ETFs in 1993, and these investors increasingly want more options when selecting ETFs. As evidenced by growing asset and trading volumes, the adoption rate of ETFs continues to grow year over year. Portfolio managers using fundamental analysis investment strategies are typically reluctant to disclose their portfolio holdings daily due to the possibility of free riding and front running, and concerns over protecting their intellectual property. Some fixed income managers have been somewhat more comfortable disclosing their daily portfolio than active equity managers because it is much more costly and difficult to front run and free ride on fixed income strategies. Nine out of ten of the largest active ETFs today are fixed income strategies, the one exception being an active ETF that invests in master limited partnerships.5 The NYSE Proxy Portfolio Methodology will allow Periodically-Disclosed Active ETFs to offer investors traditional ETF benefits over mutual funds, increasing the number and competition of active strategies and managers available to ETF investors, while effectively shielding the Fund’s Actual Portfolio.

Unlike ETFs that publish their portfolios on a daily basis, the Funds, as Periodically-Disclosed Active ETFs, propose to allow for efficient trading of Shares through an effective Fund portfolio transparency substitute - Proxy Portfolio transparency - and daily publication of Proxy Portfolio Disclosures. Applicants believe that this approach will provide an important benefit to investors by protecting the Funds from the potential for front-running of portfolio transactions and the potential for free-riding on Fund portfolio strategies, each of which could adversely impact the performance of the Funds.

Periodically-Disclosed Active ETFs provide the platform for many more asset managers to launch ETFs, increasing the investment choices for consumers of actively managed funds, which should lead to a greater competitive landscape that can help to reduce the overall costs of active

[4]

Applicants consider stocks with market capitalizations greater than $2 billion as eligible for the Initial Fund under this investment parameter. ETFs in which the Initial Fund may invest will be principally invested in U.S. listed large and medium capitalization stocks.

[5]

Information as of November 30, 2017 and based on analysis by NYSE Group of market capitalizations of all ETFs relying on active ETF listing rules (Managed Fund Shares) on all U.S. stock exchanges and markets (e.g., NYSE Arca Rule 8.600, NASDAQ Rule 5735 and Cboe BZX Rule 14.11(i)). Data Source: NYSE Connect – share outstanding and closing price data (www.nyse.com/connect).

investment management for retail investors. Unlike mutual funds, Periodically-Disclosed Active ETFs (much like traditional ETFs) would be able to use the efficient share settlement system in place for ETFs today, translating into a lower cost of maintaining shareholder accounts and processing transactions.

Investors will also benefit from Periodically-Disclosed Active ETFs because fund operating costs, such as transfer agency costs, are generally lower in ETFs than in mutual funds. For the 2007-2013 period, transfer agency costs for mutual funds were incurred annually at an average of 0.17% or 17 basis points (“bps”) on an equal weighted basis and 14 bps on an average weighted basis.6 In contrast, transfer agency costs for an ETF are de minimis (less than a basis point).7 The Funds will have access to the identical clearing and settlement procedures now used by U.S. domiciled ETFs, and therefore, should experience many of the operational and cost efficiencies benefitting the current ETF investors.

In-kind Share creation/redemption orders will allow the Funds to enjoy overall transaction costs lower than those experienced by mutual funds. A Fund’s in-kind Share creation and redemption process, as discussed below, will facilitate and enhance active management strategies by limiting the portfolio manager’s need to transact in a large volume of trades in order to maintain desired investment exposures. Moreover, the Funds, as discussed below, will receive tax efficiency benefits of the ETF structure because of in-kind Share creation and redemption activity.

Finally, the Applicants expect, based on the analysis presented in Section III.B.3. below, that Periodically-Disclosed Active ETFs (much like traditional ETFs) will allow investors to benefit from reasonable bid/ask spreads in Share trading prices. Trading volumes of fully disclosed active ETF shares have increased since their introduction in 2008 from consolidated average daily volume (“CADV”) of 183,186 shares to CADV of 7,655,624 shares in 2017, with average bid/ask spreads improving from 95 bps to less than 34 bps over the same period.8 As discussed below, investors in Periodically-Disclosed Active ETFs should experience a range of bid/ask spreads similar to the bid/ask spreads historically experienced by traditional active ETFs in the marketplace.

B.	The NYSE Proxy Portfolio Methodology.

The goal of the NYSE Proxy Portfolio Methodology is to permit a Fund’s Proxy Portfolio, during all market conditions, to track closely the daily performance of the Fund’s Actual Portfolio and minimize intra-day tracking error between the Proxy Portfolio and the Actual Portfolio. The Proxy Portfolio is designed to reflect the economic exposures and the risk characteristics of the Actual Portfolio on any given trading day. As discussed below, the Proxy Portfolio Disclosures

[6]	See NextShares November 2014 White Paper “Avoidable Structural Costs of Actively Managed Mutual Funds” at 4 (available at: https://www.nextshares.com/ns-resources.php).
[7]

Id. at 9. ETFs pay almost no transfer agency fees because ETFs issue and redeem shares only in large aggregations and process secondary market trades in their shares using the same highly efficient book entry system used to process stock trades.

[8]

Information as of November 30, 2017 and based on analysis by NYSE Group of actively managed ETF trading volumes and bid/ask spreads on during the period January 1, 2008 to November 30, 2017. Data sources: Arcavision (symbol summary field) (www.arcavision.com).

as well as other periodic disclosures by a Fund will enable arbitrage activities by Authorized Participants (as defined below) between NAV pricing of Creation Units and Share trading prices. This arbitrage activity will ensure that Fund trading prices remain close to the Fund’s NAV per Share. Moreover, the Proxy Portfolio Disclosures generated by the NYSE Proxy Portfolio Methodology will allow for effective hedging activities by market makers, so that Share trading price bid/ask spreads will be reasonable, as further discussed below.

1.	The Proxy Portfolio.

a.	Construction.

The construction of the Proxy Portfolio is based on the need to recreate the daily performance of the Actual Portfolio. This is achieved by performing a “Factor Model” analysis of the Actual Portfolio. The Factor Model is comprised of three sets of factors or analytical metrics: market-based factors, fundamental factors, and industry/sector factors.

The results of the Actual Portfolio’s Factor Model analysis are then applied to a universe of 3,000 domestic equities (long only) in the case of the Initial Fund (the “Model Universe”). The Model Universe is analyzed under the same Factor Model that was applied to the Actual Portfolio as well as updated asset prices, updated average daily volumes, and industry/sector classifications. The daily Proxy Portfolio is then generated as a result of this Model Universe analysis with the Proxy Portfolio being a small sub-set of the Model Universe. Consequently, the Factor Model is applied to both the Actual Portfolio and the Model Universe to construct the Proxy Portfolio that performs in a manner substantially identical to the performance of the Actual Portfolio. This Factor Model approach is an objective, formulaic approach without reliance on any subjective analysis.

The daily Proxy Portfolio has three important features. The Proxy Portfolio will always contain more components than the Actual Portfolio (i.e., the Proxy Portfolio will be populated with securities of a greater number of issuers than the number of issuers present on the same Business Day in the Actual Portfolio). The Proxy Portfolio is constructed with a 5- to 15-day lag on purchases and sales occurring in the Actual Portfolio (i.e., the investments comprising the Proxy Portfolio are stale since the Proxy Portfolio does not account for Actual Portfolio trading activity over the prior 5 to 15 trading days). Finally, the aggregate value of the Proxy Portfolio on any given trading day will equal the aggregate net asset value of the Actual Portfolio when such Proxy Portfolio is constructed.

b.	Daily Disclosures.

The following information comprises the Proxy Portfolio Disclosures and will be disclosed on a daily basis:

•

The Proxy Portfolio holdings (including the identity and quantity of investments in the Proxy Portfolio) will be publicly available on the Fund’s website before the commencement of trading in Shares on each Business Day.

•	The NYSE Arca will disseminate at least every 15 seconds throughout the trading day through the facilities of the Consolidated Tape Association an amount representing, on a per Share basis, the sum of the current value of the instruments in the Proxy Portfolio, which is referred to as the “Proxy Portfolio Indicative Intraday Value” or “iProxy”. The Fund will post on its website the final iProxy value calculated at the close of trading on the prior Business Day. No Fund will publish an indicative intra-day value of its NAV (“iNAV”). iProxy is intended to be an effective transparency substitute for iNAV. Applicants believe that disclosure of a Fund’s iNAV could permit third-parties to replicate the Actual Portfolio and thereby potentially disadvantage Fund shareholders.

•

The historical tracking error between the Fund’s last published NAV per share and the iProxy value calculated as of the close of trading on the prior Business Day will be publicly available on the Fund’s website before the commencement of trading in Shares each Business Day. Historical tracking error will be calculated from Fund inception and, as applicable, for the previous 10-year, 5-year, 3-year and 1-year periods ending the prior calendar year end. Tracking error will also be calculated on a year-to-date (daily), quarter-to-date (daily), and prior Business Day basis.

c.	Periodic Actual Portfolio Disclosures.

As further discussed in Section III.C.6 below, typical mutual fund-style annual, semi-annual and quarterly disclosures contained in the Fund’s Commission filings will also be provided on the Funds’ website on a current basis. Thus, the Funds will publish the portfolio contents of their Actual Portfolios on a periodic basis. In addition, a Fund will post on its website its NAV per share calculated after the close of trading on the prior Business Day.

2. Creation/Redemption	Process.

As further discussed in Section III.C.3. below, and unlike the creation/redemption process of most ETFs, the creation/redemption process of a Periodically-Disclosed Active Fund would be used to facilitate efficient active management of the Actual Portfolio. A Fund’s Creation Basket (as defined below) construction process is not based on the Proxy Portfolio or a proportional slice thereof. Moreover, a Fund’s Creation Basket construction process is partially based on its Actual Portfolio but not on a proportional slice thereof. Creation Baskets may have up to a 90% overlap with a proportional slice of the Actual Portfolio, although such overlap is expected to be less. The daily construction of Creation Baskets will serve the Fund’s investment goals and strategies and other aspects of the Fund, such as portfolio turnover, the Fund’s index benchmark, and tax efficiencies.

The Creation Basket construction process masks the Fund’s Actual Portfolio from full disclosure while at the same time maximizes benefits of the ETF structure to shareholders. In particular, Applicants note that the ability of a Fund to take deposits and make redemptions in-kind may aid in achieving the Fund’s investment objectives by allowing it to be more fully invested, minimizing cash drag, and reducing trading costs. In-kind transactions may also increase a Fund’s tax efficiency and promote efficient secondary market trading in Shares.

3.	The Proxy Portfolio as Acceptable Portfolio Transparency Substitute.

The Proxy Portfolio Disclosures resulting daily from the NYSE Proxy Portfolio Methodology will provide sufficient information to (1) allow for effective hedging by market participants that will have the effect of keeping Share bid/ask spreads within a reasonable range that will foster liquid Share markets, and (2) support arbitrage activities by Authorized Participants that will have the effect of keeping Fund Share trading prices reasonably aligned with Fund NAV per Share. Most traditional ETFs are required to provide full daily portfolio holding disclosure. The Applicants note that certain ETFs operated by other ETF managers are not required to, and do not, publish full daily portfolio holding disclosure.9 The analysis discussed below and in Appendix A attached to this Application demonstrate a high degree of correlation between the Proxy Portfolios and related Actual Portfolios that would permit Periodically-Disclosed Active ETFs to achieve the two foregoing goals during a variety of market conditions.

As discussed above, the iProxy will be calculated and disseminated every 15 seconds throughout the trading day. Moreover, the tracking error between the Actual Portfolio and the Proxy Portfolio would be calculated at the end of the trading day to provide additional information to the market making community, thus allowing market participants to provide more efficient markets and therefore tighter bid/ask spreads. Applicants believe this information, alongside the periodic Fund disclosures and the other Proxy Portfolio Disclosures, will provide the level of detail necessary to foster efficient markets and support effective arbitrage functions.

a.	Statistical Analysis of Correlation between the Proxy Portfolio and the Actual Portfolio on a Daily Basis.

The performance of the NYSE Proxy Portfolio Methodology was measured by a third-party investment risk management firm retained by the NYSE Group. This performance measurement involved the construction of a hypothetical Actual Portfolio using a data set of 10 years of daily, intra-day trading data supplied by NYSE Group (the “10-Year Study”). These intra-day trade prices were used to compute one-minute returns (390 minutes per trading day) for all assets for each day from January 3, 2007 to December 31, 2016. Then a Proxy Portfolio was constructed based on the hypothetical Actual Portfolio for each trading day of the 10-year period pursuant to the NYSE Proxy Portfolio Methodology described above.

For each day over the 10-year time period (2,518 trading days), the Actual Portfolio as of the market open was utilized in the analysis. The Proxy Portfolio related to the hypothetical Actual Portfolio was then computed using the NYSE Proxy Portfolio Methodology described above. The indicative intra-day prices of both the Actual Portfolio and the Proxy Portfolio, at one-minute intervals, were then calculated throughout each trading day. With these two intra-day price calculations (iProxy and iNAV), the Applicants and the NYSE Group computed various statistical

[9]

See Vanguard Index Funds, et al., 1940 Act Release Nos. 24680 (Oct. 6, 2000) (notice) and 24789 (Dec. 12, 2000) (order) (File No. 812-12094); Vanguard Index Funds, et al., 1940 Act Release Nos. 26282 (Dec. 2, 2003) (notice) and 26317 (Dec. 29, 2003) (order) (File No. 812-12912); Vanguard International Equity Index Funds, et al., 1940 Act Release Nos. 26246 (Nov. 3, 2003) (notice) and 26281 (Dec. 1, 2003) (order) (File No. 812-12860); Vanguard Bond Index Funds, et al., 1940 Act Release Nos. 27750 (Mar. 9, 2007) (notice) and 27773 (Apr. 2, 2007) (order) (File No. 812-13336) (collectively, the “Early Vanguard Orders”).

metrics quantitatively measuring the tracking performance of the Proxy Portfolio to the Actual Portfolio. For a fuller discussion of the analysis performed by the Applicants and the NYSE Group concerning the statistical efficacy of the NYSE Proxy Portfolio Methodology, see Appendix A attached to this Application. The metrics and the results of the analysis of them were as follows:

Realized Tracking Error. This is the difference in performance between the Proxy Portfolio and the Actual Portfolio. Mathematically, the realized tracking error is the standard deviation of the difference in Proxy Portfolio and Actual Portfolio prices divided by the Actual Portfolio price. These prices are recorded at every minute of the trading day, over a 10-year period. Over the 10-year period, annualized average daily realized tracking error was only 51 bps.

Average Maximum Daily Price Difference. This is the maximum difference between the per share Proxy Portfolio value and the per share NAV of the Actual Portfolio (i.e., iProxy vs. iNAV). These prices are recorded at every 60 seconds of the trading day, over a 10-year period. Over the 10-year period, the Maximum Daily Price Difference was 67 bps and the Average Maximum Daily Price Difference was only 4 bps.

Average Absolute Daily Price Difference. This is the absolute difference between the per share Proxy Portfolio value and the per share NAV of the Actual Portfolio (i.e., iProxy vs. iNAV). These prices are recorded at every 60 seconds of the trading day, over a 10-year period. Over the 10-year period, the Average Absolute Daily Price Difference was only approximately 2 bps.

b.	Case Studies of NYSE Proxy Portfolio Methodology Correlations during Different Volatility Conditions.

The NYSE Group was also able to utilize the data generated by the 10-Year Study to analyze the correlation between the study’s hypothetical Actual Portfolio and its related Proxy Portfolio on six trading days of the study’s period selected for various volatility conditions. The Applicants believe that these case studies, which are described in Appendix B attached hereto, validate their expectation that the future correlation of a Fund’s Proxy Portfolio performance to its Actual Portfolio performance will be sufficiently high during all expected volatility conditions.

For purposes of the case study analysis, the NYSE Group defined “volatility” as the standard deviation of the returns of the 10-Year Study’s Actual Portfolio against the returns of the related Proxy Portfolio.10 The case studies involved three different selection parameters. For the first group the NYSE Group randomly selected two “typical” volatility trading days from the middle 100 trading days in terms of volatility over the 10-year period.11 The second group involved the random selection of two trading days from the top 100 trading days in terms of volatility over

[10]

“Volatility” is a statistical measure of the dispersion of returns and is measured by using the standard deviation or variance between returns. In the case studies, volatility is measured by the standard deviations of returns between the Proxy Portfolio and the Actual Portfolio. Volatility indicates pricing behavior of the Proxy Portfolio and helps estimate the variations that may occur in the short term. High volatility would indicate the Proxy Portfolio is not closely tracking the returns of the Actual Portfolio.

[11]

The NYSE determined that the lowest volatility days were not significantly different from the typical volatility days in terms of the statistical correlation between Proxy Portfolio and Actual Portfolio performance.

the 10-year period. The third group was selected as December 1, 2008 and August 24, 2015, which the NYSE Group determined to be two of the most extreme volatility days during the 10-year period. The following discussion focuses on the performance correlation of the hypothetical Actual Portfolio and related Proxy Portfolio on the two trading days that exhibited the highest (August 24, 2015) and the lowest (October 15, 2014) volatility of the six days selected for the case studies. For further information concerning all six case study trading days, see Appendix B attached hereto.

On August 24, 2015, significant market volatility caused significant price dislocations for many ETFs. This day shows how significant market volatility could impact a Fund’s Proxy Portfolio and how well it would track its Actual Portfolio on future extreme volatility days. For August 24, 2015, the maximum price difference between the Actual Portfolio and the Proxy Portfolio at any one-minute interval throughout that day was 32 bps. For example, if the NAV per share of the study’s hypothetical ETF was $100, the maximum price difference between the Actual Portfolio and the Proxy Portfolio would have been $0.32 on August 24, 2015. The average absolute price difference throughout the 390 trading minutes of August 24, 2015 was 28 bps, where a hypothetical ETF with a NAV per share of $100 would have an expected difference of $0.28 between the per share prices of the Proxy Portfolio and the Actual Portfolio at any one-minute interval throughout the day. Based on the annualized tracking error of 3.26% for August 24, 2015, the Proxy Portfolio’s per share price, plus or minus, would be expected to be within 3.26% of the per share price of the Actual Portfolio.

A more typical volatility day for a Fund would look like October 15, 2014, when the maximum price difference between the 10-Year Study’s hypothetical ETF’s Actual Portfolio and the Proxy Portfolio at any one-minute interval throughout that day was 3 bps and the average absolute price difference throughout the 390 trading minutes of October 15, 2014 was 2 bps. For the hypothetical ETF, with a NAV per share of $100, the per share prices of the Proxy Portfolio and the Actual Portfolio could have been expected to differ by $0.02 at any one-minute interval throughout the day with a maximum price difference of $0.03. Based on the annualized tracking error of 0.35% for October 15, 2014, the Proxy Portfolio’s per share price, plus or minus, would be expected to be within 0.35% of the per share price of the Actual Portfolio.

c.	Effective Hedging - Expectations for Fund Bid/Ask Spreads & Fund Trading Price/NAV Arbitrage Opportunities.

Applicants believe that a reliable Fund Share hedging vehicle, where Proxy Portfolio performance, as discussed above, is closely correlated to the Actual Portfolio performance, will reduce the risk of arbitrage trading and will encourage market making activity that drives Share market trading price closer to NAV per Share of the Fund. Applicants believe that market makers for the Shares would determine bid/ask spreads for the Shares based primarily on the market makers’ costs to hedge their exposure to the Shares, much in the same way that they determine bid/ask spreads for actively managed and passive ETFs that are already listed and traded in the secondary market. The prices and determination of effective hedging instruments will be influenced by the expected tracking error and price differentials between the Proxy Portfolio, which is fully disclosed, and the expected NAV per Share that will be calculated at the end of the trading day. Any analysis of expected ETF share bid/ask spreads must recognize that there are other inputs that will impact the bid/ask spread and price of the Shares determined by the market maker, including:

•	average daily turnover of the ETF (i.e., how long a market maker may have to hold a position - its cost of carry);

•	liquidity and volatility of the underlying securities of the ETF;

•	price transparency of the underlying securities (i.e., the availability of real time price data– international and fixed income data, for example, may not be in real time); and

•	cost of creating and redeeming Shares.

The NYSE Group, based on its discussions with various market makers concerning the NYSE Proxy Portfolio Methodology, believes that these other inputs would be weighted the same for a Fund as for any currently-traded ETF following a large and mid-capitalization U.S. equity strategy.

Historically, all active ETFs have sought to facilitate market making activity and arbitrage trading by providing full portfolio transparency. The Applicants have concluded that market making activity and arbitrage trading can be facilitated for a Fund by the information provided to the market including: the identity and quantity of the components in the highly correlated Proxy Portfolio, the dissemination of the iProxy, historical tracking error between the Fund’s end-of-day NAV per share and iProxy per share, and the last publically-disclosed Fund portfolio as well as the identity of the Fund’s benchmark index. All other factors being equal, the statistical analysis and case studies of Proxy Portfolio and Actual Portfolio performance correlation, discussed above, indicate that market maker bid/ask spreads for Shares should, on average, be similar to those of active ETFs currently trading on the markets. 12

4.	Inability to Replicate the Actual Portfolio Based on ETF Daily Disclosures.

Applicants believe that it is statistically impractical to replicate the Actual Portfolio in a manner that would provide any trading advantage to a market participant over a Fund. A Fund’s daily disclosures, (e.g., Proxy Portfolio Disclosures and other Fund website information and periodic disclosures) are insufficient to permit a third-party to replicate the Fund’s Actual Portfolio because the NYSE Proxy Portfolio Methodology only uses lagged information regarding purchases and sales occurring in the Actual Portfolio. Moreover, the daily publication of the Creation Basket information is insufficient to replicate the Actual Portfolio due to such information never correlating to more than 90% of a proportional slice of the Actual Portfolio and, in fact, may have even a smaller correlation to the Actual Portfolio.

In using the Proxy Portfolio, Applicants’ intent is not to mask the entire Actual Portfolio but only the current activity in the Actual Portfolio. None of the Proxy Portfolio Disclosures provide up-to-date, granular or frequent enough information about the Actual Portfolio to permit replication of the Actual Portfolio or Fund investment strategies on a current basis.

[12]	Since 2008, active ETFs have experienced share trading bid/ask spreads of between 95 bps and 35 bps or less. See discussion at note 8 supra.

C.	Other Features of the Funds.

1.	Capital Structure and Voting Rights; Book Entry.

Shareholders of a Fund will have one vote per Share or per dollar with respect to matters regarding the Trust or the respective Fund for which a shareholder vote is required consistent with the requirements of the 1940 Act, the rules promulgated thereunder and state laws applicable to Massachusetts business trusts.

Shares will be registered in book-entry form only and the Funds will not issue Share certificates. The Depository Trust Company, a limited purpose trust company organized under the laws of the State of New York (“DTC”), or its nominee, will be the record or registered owner of all outstanding Shares. Beneficial ownership of Shares will be shown on the records of DTC or DTC participants (“DTC Participants”). Shareholders will exercise their rights in such securities indirectly through the DTC and DTC Participants. The references herein to owners or holders of such Shares shall reflect the rights of persons holding an interest in such securities as they may indirectly exercise such rights through the DTC and DTC Participants, except as otherwise specified. No shareholder shall have the right to receive a certificate representing Shares. Delivery of all notices, statements, shareholder reports and other communications will be at the Funds’ or Adviser’s expense through the customary practices and facilities of the DTC and DTC Participants.

2.	Exchange Listing.

Shares will be listed on the Stock Exchange and traded in the secondary market in the same manner as other equity securities and ETFs.

Except as permitted by the relief requested from Section 17(a), no affiliated person, or affiliated person of an affiliated person, of the Funds will maintain a secondary market in Shares.

It is expected that the Stock Exchange will select, designate or appoint one or more Exchange Market Makers for the Shares of each Fund.13 As long as the Funds operate in reliance on the requested Order, the Shares will be listed on the Stock Exchange.

[13]

If Shares are listed on NYSE Arca, Inc. (“NYSE Arca”) or a similar electronic Stock Exchange (including The NASDAQ Stock Market LLC (“Nasdaq”)), one or more member firms of that Stock Exchange will act as Exchange Market Maker and maintain a market for Shares trading on that Stock Exchange. On Nasdaq, no particular Exchange Market Maker would be contractually obligated to make a market in Shares. However, the listing requirements on Nasdaq, for example, stipulate that at least two Exchange Market Makers must be registered in Shares to maintain a listing. In addition, on Nasdaq and NYSE Arca, registered Exchange Market Makers are required to make a continuous two-sided market or subject themselves to regulatory sanctions. No Exchange Market Maker will be an affiliated person or an affiliated person of an affiliated person, of the Funds, except within the meaning of Section 2(a)(3)(A) or (C) of the 1940 Act due solely to ownership of Shares as discussed in Section IV.C. below.

3.	Purchases and Redemptions of Shares and Creation Units.

a.	General.

The Trust will offer, issue and sell Shares of each Fund to investors only in Creation Units through the Distributor on a continuous basis at the NAV per Share next determined after an order in proper form is received. The NAV of each Fund is expected to be determined as of 4:00 p.m. Eastern time (“ET”) on each “Business Day,” which is defined to include any day that the Trust is open for business as required by Section 22(e) of the 1940 Act. The Trust will sell and redeem Creation Units of each Fund only on a Business Day. Applicants anticipate that a Creation Unit will consist of at least 10,000 Shares. Creation Units of the Initial Fund and certain Future Funds may be purchased and/or redeemed entirely for cash, as permissible under the procedures described below. Applicants anticipate that the trading price of a Share will range from $10 to $100.

In order to keep costs low and permit each Fund to be as fully invested as possible, Shares will be purchased and redeemed in Creation Units and generally on an in-kind basis. Accordingly, except where the purchase or redemption will include cash under the limited circumstances specified below, purchasers will be required to purchase Creation Units by making an in-kind deposit of specified instruments (“Deposit Instruments”), and shareholders redeeming their Shares will receive an in-kind transfer of specified instruments (“Redemption Instruments”).14 On any given Business Day, the names and quantities of the instruments that constitute the Deposit Instruments and the names and quantities of the instruments that constitute the Redemption Instruments may not be identical, and these instruments may be referred to, in the case of either a purchase or redemption, as the “Creation Basket.”

If there is a difference between the net asset value attributable to a Creation Unit and the aggregate market value of the Creation Basket exchanged for the Creation Unit, the party conveying instruments with the lower value will also pay to the other an amount in cash equal to that difference (the “Cash Amount”).

On each Business Day, a Fund will construct its Creation Basket. Each Business Day, the Deposit Instruments will be the same for all purchasers and the Redemption Instruments will be the same for all redeemers of a Fund’s Creation Units, except that the Creation Basket may be different for different purchasers and different redeemers of a Fund’s Creation Units on the same Business Day to the extent described in this section with respect to cash transferred in lieu of Deposit Instruments or Redemption Instruments and with respect to all-cash transactions for a specific Authorized Participant. Deposit Instruments and Redemption Instruments may include cash, securities and/or other assets and investment positions. To preserve the confidentiality of a Fund’s trading activities, Applicants anticipate that the Creation Basket will normally not be a complete pro rata slice of the Actual Portfolio, as discussed in Section III.B.2. above.

[14]

The Funds must comply with the federal securities laws in accepting Deposit Instruments and satisfying redemptions with Redemption Instruments, including that the Deposit Instruments and Redemption Instruments are sold in transactions that would be exempt from registration under the Securities Act. In accepting Deposit Instruments and satisfying redemptions with Redemption Instruments that are restricted securities eligible for resale pursuant to Rule 144A under the Securities Act, the Funds will comply with the conditions of Rule 144A.

A Fund may permit an Authorized Participant to deposit or receive, as applicable, cash in lieu of some or all of the instruments in the Creation Basket, solely because: (a) such instruments are, in the case of the purchase of a Creation Unit, not available in sufficient quantity; or (b) such instruments are not eligible for trading by the Authorized Participant or the investor on whose behalf the Authorized Participant is acting.15 No other Creation Basket substitutions will be permitted.

In addition, a Fund that normally issues and redeems Creation Units in-kind may require purchases and redemptions to be made entirely or in part on a cash basis.16 In such an instance, the Fund will announce, before the open of trading on a given Business Day, that all purchases, all redemptions or all purchases and redemptions on that day will be made wholly or partly in cash. A Fund may also determine, upon receiving a purchase or redemption order from an Authorized Participant, to require the purchase or redemption, as applicable, to be made wholly in cash.

Each Business Day, before the open of trading on the Stock Exchange, the Fund will cause to be published through the National Securities Clearing Corporation (“NSCC”) the names and quantities of the instruments comprising the Creation Basket, as well as the estimated Cash Amount (if any), for that day. The published Creation Basket will apply until a new Creation Basket is announced on the following Business Day, and there will be no intra-day changes to the Creation Basket except to correct errors in the published Creation Basket.17

All orders to purchase Creation Units must be placed with the Distributor by or through an “Authorized Participant,” which is either: (1) a “participating party” (i.e., a Broker or other

[15]	A “custom order” is any purchase or redemption of Shares made in whole or in part on a cash basis as described in clause (a) or (b).
[16]

In determining whether a Fund will issue or redeem Creation Units entirely on a cash or in-kind basis (whether for a given day or a given order), the key consideration will be the benefits that would accrue to the Fund and its investors. Purchases of Creation Units either on an all-cash basis or in-kind are expected to be neutral to the Funds from a tax perspective. In contrast, cash redemptions typically require selling the Actual Portfolio’s contents, which may result in adverse tax consequences for the remaining Fund shareholders that would not occur with an in-kind redemption. As a result, tax considerations may warrant use of in-kind redemptions.

[17]

The Adviser and any Sub-Adviser, as well as the Distributor, will each have adopted a Code of Ethics as required under Rule 17j-1 under the 1940 Act, which contains provisions reasonably necessary to prevent Access Persons (as defined in Rule 17j-1) from engaging in any conduct prohibited in Rule 17j-1 (“Code of Ethics”). In addition, the Adviser will adopt policies and procedures as required under Section 204A of the Advisers Act, which are reasonably designed in light of the nature of its business to prevent the misuse, in violation of the Advisers Act or the Exchange Act or the rules thereunder, of material non-public information by the Adviser or associated person (“Inside Information Policy”). Any Sub-Adviser will be required to adopt and maintain a similar code of ethics and inside trading policy and procedures. In accordance with the Code of Ethics and Inside Information Policy of the Adviser or Sub-Advisers, personnel of those entities with knowledge about the composition of a Creation Basket will be prohibited from disclosing such information to any other person, except as authorized in the course of their employment, until such information is made public.

participant), in the Continuous Net Settlement (“CNS”) System of the NSCC, a clearing agency registered with the Commission and affiliated with DTC, or (2) a DTC Participant, which in any case has executed a participant agreement with the Distributor and the transfer agent with respect to the creation and redemption of Creation Units (“Participant Agreement”). An investor does not have to be an Authorized Participant, but must place an order through, and make appropriate arrangements with, an Authorized Participant.

b.	NSCC Process, DTC Process and Process for the Funds.

Purchase orders for creations and redemptions of each Fund’s Creation Units will be processed either through an enhanced clearing process or through a non-automated clearing process as described immediately below (“NSCC Process” and “DTC Process,” respectively).

The Shares of each Fund will clear and settle in the same manner as the shares of other ETFs, and Deposit Instruments will settle in the same manner as other relevant instruments.

Equity securities will be processed either through an enhanced clearing process or through a non-automated clearing process. The enhanced clearing process is available only to those DTC Participants that also are participants in the CNS System of the NSCC. The NSCC/CNS system has been enhanced specifically to effect purchases and redemptions of domestic ETF securities. This enhanced clearing process simplifies the process of transferring a basket of securities between two parties by treating all of the securities that comprise the basket as a single unit. By contrast, the non-automated clearing process (i.e., the DTC Process), which is available to all DTC Participants, involves an individual line-by-line movement of each securities position. Because the DTC Process involves the movement of hundreds of securities individually, while the NSCC Process can act on instructions regarding the movement of one unitary basket which automatically processes the simultaneous movement of hundreds of securities, DTC typically will charge a Fund more than NSCC to settle a purchase or redemption of Creation Units.

The Shares will typically settle through the DTC. The custodian will monitor the movement of the underlying Deposit Instruments and/or cash and will instruct the movement of Shares only upon validation that such instruments have settled correctly. The settlement of Shares will be aligned with the settlement of the underlying Deposit Instruments and/or cash and will generally occur on a settlement cycle of T+2 Business Days or shorter.18 Applicants do not believe the issuance and settlement of Creation Units in the manner described above will have any material impact on the arbitrage efficiency or the secondary market trading of Shares.

A Fund may recoup the settlement costs charged by NSCC and DTC by imposing a transaction fee on investors purchasing or redeeming Creation Units (“Transaction Fee”). For this reason, investors purchasing or redeeming through the DTC Process may pay a higher Transaction Fee than will investors doing so through the NSCC Process.

[18]	Applicants note that Shares of the Funds typically will trade and settle on a trade date plus two business days (“T+2”) basis.

c.	Transaction Fees.

The Transaction Fee will be borne only by purchasers and redeemers of Creation Units and will be limited to amounts that have been determined appropriate by the Adviser to defray the transaction expenses that will be incurred by a Fund when an investor purchases or redeems Creation Units.19 The purpose of the Transaction Fee is to protect the existing shareholders of the Funds from the dilutive costs associated with the purchase and redemption of Creation Units.20 Transaction Fees will differ for each Fund, depending on the transaction expenses related to each Fund’s Actual Portfolio. Variations in the Transaction Fee may be made from time to time.

d.	Timing and Transmission of Purchase Orders.

All orders to purchase Creation Units, whether using the NSCC Process or the DTC Process, must be received by the Distributor no later than the NAV calculation time (“NAV Calculation Time”), generally 4:00 p.m. ET on the date the order is placed (“Transmittal Date”) in order for the purchaser to receive the NAV determined on the Transmittal Date. In the case of custom orders, the order must be received by the Distributor sufficiently in advance of the NAV Calculation Time in order to help ensure that the order is effected at the NAV calculated on the Transmittal Date. On days when a Stock Exchange closes earlier than normal, the Funds may require custom orders to be placed earlier in the day.

The Distributor will transmit all purchase orders to the relevant Fund. The Fund and/or the Distributor may reject any order that is not in proper form in accordance with the terms of the Participant Agreement. After a Fund has accepted a purchase order and received delivery of the Deposit Instruments and/or any applicable cash, NSCC or DTC, as the case may be, will instruct the Fund to initiate “delivery” of the appropriate number of Shares to the book-entry account specified by the purchaser. The Distributor will furnish the Fund’s prospectus (“Prospectus”) and a confirmation to those Authorized Participants placing purchase orders for Creation Units.

A Creation Unit of a Fund will not be issued until the transfer of good title to the Trust of the Deposit Instruments and/or any applicable cash have been completed. Notwithstanding the foregoing, to the extent contemplated by a Participant Agreement, Creation Units will be issued to an Authorized Participant notwithstanding the fact that the corresponding Deposit Instruments and/or cash have not been received in part or in whole, in reliance on the undertaking of such Authorized Participant to deliver the missing Deposit Instruments and/or cash payment as soon as possible, which undertaking shall be secured by such Authorized Participant’s delivery and maintenance of collateral. The Participant Agreement will permit the Fund to buy the missing Deposit Instruments at any time and will subject the Authorized Participant to liability for any shortfall between the cost to the Fund of purchasing such securities and the value of the collateral. The Participant Agreement may contain further detail relating to such collateral procedures.

[19]	In all cases, the Transaction Fee will be limited in accordance with the requirements of the Commission applicable to open-end management investment companies offering redeemable securities.
[20]

Where a Fund permits an in-kind purchaser to deposit cash in lieu of depositing one or more Deposit Instruments, the purchaser may be assessed a higher Transaction Fee to offset the transaction cost to the Fund of buying those particular Deposit Instruments.

e.	Payment for Creation Units.

Persons purchasing Creation Units from the Funds must transfer the Deposit Instruments and/or cash, as described above, plus the applicable Transaction Fee. With respect to any cash payments, the purchaser will make a cash payment by 12:00 p.m. ET on the Business Day following the date on which the request was accepted by the Distributor (T+1). In-kind deposits must be received by 12:00 p.m. ET on the second Business Day following the date on which the request was accepted by the Distributor (T+2).

f.	Rejection of Creation Unit Purchase Orders.

As noted above, a Fund and/or the Distributor may reject any order to purchase Creation Units that is not submitted in proper form in accordance with the terms of the Participant Agreement. A Fund may reject a purchase order transmitted to it by the Distributor, for example, if:

(1)    the purchaser or group of related purchasers, upon obtaining the Creation Units, would own eighty percent (80%) or more of the outstanding Shares of such Fund;

(2)    the acceptance of the Creation Basket would have certain adverse tax consequences, such as causing the Fund to no longer meet the requirements of a RIC under the Code;

(3)    the acceptance of the Creation Basket would, in the opinion of the Trust, be unlawful, as in the case of a purchaser who is banned from trading in securities;

(4)    the acceptance of the Creation Basket would otherwise, in the discretion of the Trust or the Adviser, have an adverse effect on the Trust or on the rights of beneficial owners; or

(5)    there exist circumstances outside the control of the Fund that make it impossible to process purchases of Creation Units for all practical purposes. Examples of such circumstances include: acts of God or public service or utility problems such as fires, floods, extreme weather conditions and power outages resulting in telephone, telecopy and computer failures; market conditions or activities causing trading halts; systems failures involving computer or other information systems affecting the Funds, the Adviser, the transfer agent, the custodian, the Distributor, DTC, NSCC or any other participant in the purchase process; and similar extraordinary events.

The Distributor will issue or cause the issuance of confirmations of acceptance, and will be responsible for delivering a Prospectus to those Authorized Participants purchasing Creation Units and for maintaining records of both the orders placed with it and the confirmations of acceptance furnished by it.

g.	Redemption.

Just as Shares can be purchased from a Fund only in Creation Units, such Shares similarly may be redeemed only if tendered in Creation Units (except in the event the Fund is liquidated).21 To redeem, an investor must accumulate enough Shares to constitute a Creation Unit. Redemption requests must be placed by or through an Authorized Participant. As required by law, redemption requests in good order will receive the NAV next determined after the request is received. Applicants currently contemplate that Creation Units of the Initial Fund and most Future Funds will be redeemed principally in-kind (together with a Cash Amount). Investors purchasing or redeeming Creation Units entirely in cash will be required to use the DTC Process rather than the NSCC Process.

Redemptions of Creation Units for cash will occur as described above in Section III.C.3.a. through procedures that are analogous (in reverse) to those for purchases. All requests for redemption must be preceded or accompanied by an irrevocable commitment to deliver the requisite number of Shares of the relevant Fund, which delivery must be made to the Trust through, or outside, the NSCC Process, according to the procedures set forth in the Participant Agreement. Transmission of cash amounts, including the Transaction Fee, must be accomplished in a manner acceptable to the Trust and as specified in the Participant Agreement. An entity redeeming Shares in Creation Units outside the NSCC Process or entirely in cash may be required to pay a higher Transaction Fee than would have been charged had the redemption been effected through the NSCC Process.

When using the DTC Process, an in-kind redemption involves delivery of Shares in Creation Units from the entity placing the request to the Fund corresponding with a delivery of the requisite amounts of each of the Redemption Instruments from the Fund to the entity placing the redemption request. Because the DTC Process involves a non-automatic line-by-line position movement of the underlying Redemption Instruments and Shares, both the Fund and the entity placing the request will be required to reconcile delivery and receipt of the correct share amounts for the transfer of Shares and the corresponding transfer of each underlying Redemption Instrument. Transmission of the Cash Amount and the Transaction Fee (which includes the processing, settlement and clearing costs associated with securities transfers) must be accomplished in a manner acceptable to the Fund, normally through a DTC cash transfer system. An entity redeeming Shares in Creation Units using the DTC Process may be required to pay a higher Transaction Fee than would have been charged had the redemption been effected through the NSCC Process.

[21]

In the event that the Trust or any Fund is terminated, the composition and weighting of the Actual Portfolio to be made available to redeemers shall be established as of such termination date. There are no specific termination events, but the Trust or any Fund may be terminated either by a majority vote of the Board or by the affirmative vote of a majority of the Shares of the Trust or the Funds entitled to vote. Although the Shares are not automatically redeemable upon the occurrence of any specific event, the Trust’s organizational documents will provide that the Board will have the unrestricted right and power to alter the number of Shares that constitute a Creation Unit. Therefore, in the event of a termination, the Board, in its sole discretion could determine to permit the Shares to be individually redeemable. In such circumstances, the Trust might elect to pay cash redemptions to all beneficial owners with an “in-kind” election for beneficial owners owning in excess of a certain stated minimum amount.

The right to redeem Shares will not be suspended nor payment upon redemption delayed, except as otherwise provided by Section 22(e) of the 1940 Act and Rule 22e-2 under the 1940 Act.

h.	Pricing of Shares.

The price of Shares will be based on a current bid/ask in the secondary market. The price of Shares of any Fund, like the price of all traded securities, is subject to factors such as supply and demand, as well as the current value of the Proxy Portfolio. Shares of a Fund, available for purchase or sale on an intraday basis, do not have a fixed relationship to the previous day’s NAV or the current day’s NAV. Therefore, prices on the Stock Exchange may be below, at or above the most recently calculated NAV of such Shares. No secondary sales will be made to Brokers at a concession by the Distributor or by a Fund. Transactions involving the purchases or sales of Shares on the Stock Exchange will be subject to customary brokerage fees and charges.

4.	Shareholder Transaction and Operational Fees and Expenses.

No sales charges for purchases of Shares of any Fund will be imposed by any Fund or the Adviser. Each Fund will charge a Transaction Fee, calculated and imposed as described above, in connection with purchase and redemption of Creation Units of its Shares. From time to time and for such periods as the Adviser in its sole discretion may determine, the Transaction Fee for the purchase or redemption of Shares of any Fund may be increased, decreased or otherwise modified, not to exceed amounts approved by the Board.

All expenses incurred in the operation of the Funds will be borne by the Trust and allocated among the Initial Fund and any Future Funds, except to the extent specifically assumed by the Adviser or some other party or another Trust in the same fund family (e.g., trustees’ fees often are split among all of the trusts in a fund family).

Each Fund’s investment management contract with the Adviser and any sub-adviser(s) and the fees payable thereunder will be approved pursuant to Section 15(a) and Section 15(c) of the 1940 Act and will comply with the provisions of the Advisers Act. For its services, the Adviser and any sub-adviser(s) will receive a management fee, accrued daily and paid monthly, on an annualized basis of a specified percentage of the average daily net assets of each Fund. The management fees paid by the various Funds may differ.

The Adviser or any other service provider for the Funds may agree to cap expenses or to make full or partial fee waivers for a specified or indefinite period of time with respect to one or more of the Funds.

5.	Dividend Reinvestment Service.

The Funds will not make the DTC book entry Dividend Reinvestment Service available for use by beneficial owners for reinvestment of their cash proceeds. Brokers may, however, offer a dividend reinvestment service which uses dividends to purchase Shares on the secondary market at market value, in which case brokerage commissions, if any, incurred in purchasing such Shares will be an expense borne by the individual beneficial owners participating in such a service.

6.	Availability of Information

Applicants believe that a great deal of information will be available to prospective investors about the Funds. The Funds’ website, which will be publicly available prior to the public offering of Shares, will include a Prospectus for each Fund that may be downloaded. The website will include additional quantitative information updated on a daily basis, including, on a per Share basis for each Fund, the prior Business Day’s NAV and the market closing price or mid-point of the bid/ask spread at the time of calculation of such NAV (the “Bid/Ask Price”),22 and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV.

Investors interested in a particular Fund can also obtain its statement of additional information (“SAI”), Shareholder Reports, Form N-CSR and Form N-SAR, filed twice a year. The Prospectus, SAI and Shareholder Reports are available free upon request from the Trust, and those documents and the Form N-CSR and Form N-SAR may be viewed on-screen or downloaded from the Commission’s website at http://www.sec.gov.

In addition, because the Shares will be listed on a Stock Exchange, prospective investors will have access to information about the product over and above what is normally available about a security of an open-end investment company. Information regarding market price and volume will be continually available on a real-time basis throughout the day on Brokers’ computer screens and other electronic services. The previous day’s closing price and trading volume information will be publicly available daily, for instance, in the financial section of newspapers and a Fund’s website.

Unlike existing actively managed ETFs in the market, a Fund will not disclose on a website on each Business Day, before commencement of trading in Shares on the Stock Exchange, the identities and quantities of the Actual Portfolio held by the Fund that will form the basis for the Fund’s calculation of NAV at the end of the Business Day. Although Applicants recognize that full portfolio transparency may facilitate the efficient trading of ETF shares in the secondary market, Applicants believe that this level of disclosure can be harmful to an ETF because it could lead to front-running. As a result of full portfolio transparency, the market price of an ETF share may be close to the NAV of the share, but the NAV itself could be adversely affected.

Accordingly, Applicants intend to provide investors with information to permit efficient trading of Shares, while shielding the portfolio holdings of a Fund. Through the daily Proxy Portfolio Disclosures, the Adviser believes that its Periodically-Disclosed Active ETFs will benefit shareholders by protecting Fund investment strategies and performance, and allowing the Shares to trade at prices close to NAV. The Actual Portfolio of a Fund will be fully disclosed in a manner that is identical to that employed by mutual funds (e.g., on a quarterly basis with a 60-day lag).

As stated above, the Funds will provide information relevant to the value of the portfolios of the Funds, but without revealing the Actual Portfolio’s content, through NYSE Proxy Portfolio

[22]

The Bid/Ask Price of a Fund is determined using the highest bid and the lowest offer on the Stock Exchange Consolidated Tape as of the time of calculation of such Fund’s NAV. The records relating to Bid/Ask Prices will be retained by the Funds or their service providers.

Methodology, which will cause the website publication of the following Proxy Portfolio Disclosures:

•

The identity and quantity of Proxy Portfolio component investments will be publicly available on the Fund website before the commencement of trading in Shares on each Business Day. The Proxy Portfolio component investment information will not indicate which instruments are in the Actual Portfolio but the Proxy Portfolio will provide an important means of communicating the intraday risk and price movements of the Fund’s Actual Portfolio.

•	The NYSE Arca will disseminate the iProxy at least every 15 seconds throughout the trading day through the facilities of the Consolidated Tape Association.

•

The historical tracking error between the Fund’s NAV per share and the iProxy value calculated as of the close of trading on the previous trading day on the NYSE Arca will be publicly available on the Fund website before the commencement of trading in Shares on each Business Day. Historical tracking error will be calculated from Fund inception and, as applicable, for the previous 10-year, 5-year, 3-year and 1-year periods. Tracking error will also be calculated on a year-to-date (daily), quarter-to-date (daily), and prior trading day basis.

Applicants believe that the NYSE Proxy Portfolio Methodology and Proxy Portfolio Disclosures will provide an effective substitute for full portfolio transparency that will enable market makers to understand the value and risk of the Actual Portfolio such that they can make efficient markets in the Shares, regardless of the assets contained in the Fund portfolio. This information will be available to all investors.

7.	Sales and Marketing Materials; Prospectus Disclosure.

Applicants will take appropriate steps as may be necessary to avoid confusion in the public’s mind between a Fund and a conventional “open-end investment company” or “mutual fund.” Although the Trust will be classified and registered under the 1940 Act as an open-end management investment company, neither the Trust nor any Fund will be marketed or otherwise held out as a “mutual fund,” in light of the features, described in this Application, that make each Fund significantly different from what the investing public associates with a conventional mutual fund. No Fund marketing materials (other than as required in the Prospectus) will reference an “open-end fund” or “mutual fund,” except to compare and contrast a Fund with conventional mutual funds. Further, in all marketing materials where the features or method of obtaining, buying or selling Shares traded on the Stock Exchange are described, there will be an appropriate statement or statements to the effect that Shares are not individually redeemable. Each Fund’s Prospectus will disclose that the Actual Portfolio is not daily transparent and indicate the availability of the Proxy Portfolio Disclosures and how Proxy Portfolio Disclosures can be used by investors engaged in Share transactions. Moreover, each Fund’s Prospectus will disclose that the Actual Portfolio will be disclosed quarterly with a 60-day lag under a Fund’s periodic filings with the Commission.

Neither the Trust nor any of the Funds will be advertised or marketed as open-end investment companies that offer individually redeemable securities (i.e., as mutual funds). Any advertising material where features of obtaining, buying or selling Creation Units are described or where there is reference to redeemability will prominently disclose that Shares are not individually redeemable and that owners of Shares may acquire Shares from a Fund and tender those Shares for redemption to a Fund in Creation Units only.

IV.	Funds of Actively Managed ETFs.

A.	The Investing Funds.

As discussed above, the Investing Funds will be registered management investment companies and registered unit investment trusts that will enter into a participation agreement with any Fund (“FOF Participation Agreement”) in which it seeks to invest in reliance on the requested Order. The Investing Funds will not be part of the same group of investment companies as the Funds. Each Investing Trust will have a sponsor (“Sponsor”) and each Investing Management Company will have an investment adviser within the meaning of Section 2(a)(20)(A) of the 1940 Act (“Investing Fund Adviser”) that does not control, is not controlled by or under common control with the Adviser. Each Investing Management Company may also have one or more investment advisers within the meaning of Section 2(a)(20)(B) of the 1940 Act (each, an “Investing Fund Sub-Adviser”). Each Investing Fund Adviser will be registered as an investment adviser under the Advisers Act. Any Investing Fund Sub-Adviser will be registered as an investment adviser under the Advisers Act, unless not required to register.

B.	Proposed Transactions.

Applicants propose that the Investing Funds be permitted to invest in the Funds beyond the limitations in Sections 12(d)(1)(A) and (B) of the 1940 Act. Applicants also propose that the Investing Funds be permitted to effect certain transactions in Shares that would otherwise be prohibited by Section 17(a) of the 1940 Act.

C.	Fees and Expenses.

Shares of the Funds will be sold by the Funds without sales loads. Investors, including Investing Funds, who buy and sell Shares through a Broker in secondary market transactions may be charged customary brokerage commissions and charges. Applicants anticipate that most, if not all, transactions effected by Investing Funds pursuant to the requested Order would be secondary market transactions. For transactions in Creation Units, Transaction Fees are charged to offset transfer and other costs associated with the issuance and redemption of Creation Units. Investing Fund shareholders would indirectly pay their proportionate share of a Fund’s advisory fees and other operating expenses. As discussed below, certain conditions will apply to the fees and expenses charged by Investing Funds.

D.	Conditions and Disclosure Relating to Section 12(d)(1) Relief.

To ensure that the Investing Funds understand and comply with the terms and conditions of the requested relief even though the Investing Funds will not be part of the same group of investment companies as the Funds and will not have an Adviser that is the same as the Investing

Fund Adviser or Sponsor, any Investing Fund that intends to invest in a Fund in reliance on the requested Order will be required to enter into a FOF Participation Agreement with the Fund. The FOF Participation Agreement will require the Investing Fund to adhere to the terms and conditions of the requested Order and participate in the proposed transaction in a manner that addresses concerns regarding the requested relief. The FOF Participation Agreement also will include an acknowledgment from the Investing Fund that it may rely on the Order requested herein only to invest in the Funds and not in any other investment company.

V.	Request for Exemptive Relief and Legal Analysis.

Applicants request a Commission Order under Section 6(c) of the 1940 Act, for an exemption from Sections 2(a)(32), 5(a)(1), and 22(d) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and (B) of the 1940 Act.

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction, or any class of persons, securities, or transactions from any provisions of the 1940 Act, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Section 17(b) of the 1940 Act provides that the Commission will grant an exemption from the provisions of Section 17(a) of the 1940 Act if evidence establishes that the terms of the proposed transaction are reasonable and fair, including the consideration to be paid or received, and do not involve overreaching on the part of any person concerned, that the proposed transaction is consistent with the policy of each registered investment company concerned, and that the proposed transaction is consistent with the general purposes of the 1940 Act. Section 12(d)(l)(J) of the 1940 Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(l), if the exemption is consistent with the public interest and the protection of investors.

A.	Sections 2(a)(32) and 5(a)(1) of the 1940 Act.

Section 5(a)(1) of the 1940 Act defines an “open-end company” as a management investment company that is offering for sale or has outstanding any redeemable security of which it is the issuer. Section 2(a)(32) of the 1940 Act defines a redeemable security as any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer, is entitled to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent. Because Shares will not be individually redeemable, a possible question arises as to whether the definitional requirements of a “redeemable security” or an “open-end company” under the 1940 Act would be met if such Shares are viewed as non-redeemable securities. In light of this possible analysis, Applicants request an Order under Section 6(c) granting an exemption from Sections 5(a)(1) and 2(a)(32) that would permit the Trust to register as an open-end management investment company and redeem Shares in Creation Units only.

Investors may purchase Shares in Creation Units from each Fund. Creation Units are always redeemable in accordance with the provisions of the 1940 Act. Owners of Shares may purchase the requisite number of Shares and tender the resulting Creation Unit for redemption. Moreover, listing on the Stock Exchange will afford all holders of Shares the ability to buy and sell Shares throughout the day in the secondary market. Because the market price of Creation Units will be disciplined by arbitrage opportunities, investors should be able to sell Shares in the secondary market at prices that do not vary materially from their NAV.

Applicants believe that the Funds will not present any new issues with respect to the exemptions which allow for current index-based and actively managed ETFs to redeem their shares only in Creation Units. While Applicants recognize that the potential for more significant deviations between a security’s Bid/Ask Price and NAV exists with actively managed ETFs that do not publish their portfolios on a daily basis, Applicants believe that the NYSE Proxy Portfolio Methodology and the Proxy Portfolio Disclosures derived therefrom described above will provide an effective substitute for full portfolio transparency. Since market participants will have access to this information at all times, the risk of material deviations between NAV and market price is similar to that which exists in the case of other index-based and actively managed ETFs. Further, as mentioned herein, Applicants believe that the disclosures to be made by Periodically-Disclosed Active ETFs are sufficient to safeguard against investor confusion. Thus, Applicants believe that a Fund issuing Shares as proposed is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

B.	Section 22(d) of the 1940 Act and Rule 22c-1 under the 1940 Act.

Section 22(d) of the 1940 Act, among other things, prohibits a dealer from selling a redeemable security that is being currently offered to the public by or through a principal underwriter, except at a current public offering price described in the prospectus. Rule 22c-1 under the 1940 Act generally requires that a dealer selling, redeeming, or repurchasing a redeemable security do so only at a price based on the NAV next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.

Secondary market trading in Shares will take place at negotiated prices, not at a current offering price described in the Prospectus, and not at a price based on NAV. Shares of each Fund will be listed on a Stock Exchange. The Shares will trade on and away from the Stock Exchange23 at all times on the basis of current Bid/Ask Prices. Thus, purchases and sales of Shares in the secondary market will not comply with Section 22(d) and Rule 22c-1. Applicants request an exemption under Section 6(c) from Section 22(d) and Rule 22c-1 to permit the Shares to trade at negotiated prices.

The concerns sought to be addressed by Section 22(d) and Rule 22c-1 with respect to pricing are equally satisfied by the proposed method of pricing Shares. While there is little legislative history regarding Section 22(d), its provisions, as well as those of Rule 22c-1, appear to have been designed to (i) prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (ii) prevent unjust discrimination or preferential treatment among buyers resulting from sales at different prices, and (iii) assure an orderly

[23]	Consistent with Rule 19c-3 under the Exchange Act, Stock Exchange members are not required to effect transactions in Shares through the facilities of the Stock Exchange.

distribution of investment company shares by eliminating price competition from Brokers offering shares at less than the published sales price and repurchasing shares at more than the published redemption price.24

Applicants believe that none of these purposes will be thwarted by permitting Shares to trade in the secondary market at negotiated prices. Secondary market trading in Shares does not involve the Funds as parties and cannot result in dilution of an investment in Shares. To the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand, not as a result of unjust or discriminatory manipulation. In this factual setting, Applicants do not believe that the portfolios could be managed or manipulated to produce benefits for one group of purchasers or sellers to the detriment of others. Accordingly, Applicants believe that secondary market transactions in Shares will not lead to discrimination or preferential treatment among purchasers. Applicants contend that the proposed distribution system also will be orderly. Anyone may sell or acquire Shares by purchasing them on a Stock Exchange or by creating or redeeming a Creation Unit. Therefore, no dealer should have an advantage over another Broker in the sale of Shares.

In addition, as described above, Applicants believe that in light of the fact that the Funds will provide, among other things, the Proxy Portfolio Disclosures, arbitrage activity should ensure that differences between NAV and market prices remain low. Furthermore, Applicants believe that the ability to execute a transaction in Shares at an intraday trading price will be a highly attractive feature to many investors and offers a key advantage to investors over the once-daily pricing mechanisms of conventional mutual funds. This feature would be fully disclosed to investors, and the investors would trade in Shares in reliance on the efficiency of the market.

Applicants also believe that the Funds will not present any new issues with respect to the exemptions which allow ETF shares to trade at negotiated prices. With proper disclosure to all parties, the Funds do not create any new potential for discrimination or preferential treatment among investors purchasing and selling Shares in the secondary market and those purchasing and redeeming Creation Units. Applicants, therefore, believe that buying and selling Shares at negotiated prices is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

C.	Sections 17(a)(1) and 17(a)(2) of the 1940 Act relating to ETF Relief.

Applicants seek an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act pursuant to Sections 6(c) and 17(b) of the 1940 Act to allow certain affiliated persons to effectuate purchases and redemptions of Creation Units in-kind.

Section 17(a)(1) of the Act, among other things, makes it unlawful for any affiliated person or promoter of or principal underwriter for a registered investment company... or any affiliated person of such a person, promoter, or principal underwriter, acting as principal—

[24]	See Protecting Investors: A Half Century of Investment Company Regulation at 299-303; Investment Company Act Release No. 13183 (April 22, 1983).

knowingly to sell any security or other property to such registered company or to any company controlled by such registered company, unless such sale involves solely (A) securities of which the buyer is the issuer, (B) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities or (C) securities deposited with a trustee of a unit investment trust... by the depositor thereof.

Section 17(a)(2) makes it unlawful

for any affiliated person or promoter of or principal underwriter for a registered investment company ... or any affiliated person of such a person, promoter, or principal underwriter, acting as principal— knowingly to purchase from such registered company, or from any company controlled by such registered company, any security or other property (except securities of which the seller is the issuer).

An “affiliated person” of a person, pursuant to section 2(a)(3)(A) of the Act, includes “any person directly or indirectly owning, controlling, or holding with the power to vote, 5 per centum or more of the outstanding voting securities of such other person” and pursuant to section 2(a)(3)(C) of the Act “any person, directly or indirectly, controlling, controlled by or under common control with, such other person.” Section 2(a)(9) of the Act defines “control” as

...the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. Any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company. Any person who does not so own more than 25 per centum of the voting securities of any company shall be presumed not to control such company.

The Funds may be deemed to be controlled by the Adviser and hence affiliated persons of each other. In addition, the Funds may be deemed to be under common control with any other registered investment company, or series thereof, advised by the Adviser (an “Affiliated Fund”). A large institutional investor could own more than 5% of a Fund, or in excess of 25% of a Fund, making that investor a first-tier affiliate of the Fund under section 2(a)(3)(A) or (C). In addition, there exists a possibility that, with respect to Affiliated Funds, a large institutional investor could own 5% or more, or in excess of 25%, of such other Affiliated Fund, making that investor a second-tier affiliate of a Fund. For so long as such an investor was deemed to be an affiliate, section 17(a)(l) and 17(a)(2) could be read to prohibit such person from purchasing and redeeming Shares through in-kind transactions with the Fund.

Section 17(b) provides that the Commission will grant an exemption from the provisions of section 17(a) if evidence establishes that the terms of the proposed transaction are reasonable and fair, including the consideration to be paid or received, and do not involve overreaching on the part of any person concerned, that the proposed transaction is consistent with the policy of each registered investment company concerned, and that the proposed transaction is consistent with the general purposes of the Act.25 Applicants seek an exemption from sections 17(a)(1) and 17(a)(2) pursuant to sections 6(c) and 17(b) to permit persons that are first-tier affiliates or second-tier affiliates of the Funds solely by virtue of: (a) holding 5% or more, or in excess of 25%, of the outstanding Shares of one or more Funds; (b) having an affiliation with a person with an ownership interest described in (a); or (c) holding 5% or more, or more than 25% of the Shares of one or more Affiliated Funds, to effectuate purchases and redemptions in-kind.

Applicants assert that no useful purpose would be served by prohibiting such affiliated persons from making in-kind purchases or in-kind redemptions of Shares of a Fund. Both the deposit procedures for in-kind purchases of Creation Units of Shares and the redemption procedures for in-kind redemptions will be effectuated in exactly the same manner for all purchases and redemptions and for all purchasers and redeemers. There will be no discrimination among purchasers or redeemers. Except in the limited circumstances described in Section III.C.3. above, the Creation Basket composition used for purchases or for redemptions will be the same regardless of the identity of the purchaser or redeemer.

The Creation Basket will consist of instruments that are appropriate, in type and amount, for inclusion in light of the Fund’s investment objectives and policies, its current Actual Portfolio and current trading program. All Creation Basket instruments will be valued in the same manner as they are valued for purposes of calculating the Fund’s NAV, and such valuation will be made in the same manner regardless of the identity of the purchaser or redeemer. Further, the total consideration paid for the purchase or redemption of a Creation Unit of Shares will be based on the NAV of such Fund, as calculated in accordance with the policies and procedures set forth in its registration statement.

The Creation Basket construction process will be exclusively the responsibility of the Adviser (or a Sub-Adviser). Conflicts of interest potentially arising from Fund affiliated persons and affiliated persons of such affiliated persons influencing the Creation Basket construction process for reasons other than the best interest of a Fund are mitigated by the fact that the Creation Basket process for Periodically-Disclosed Active ETFs is a part of the Adviser’s and Sub-Adviser’s investment management obligations. As such, the Adviser and Sub-Adviser are under a fiduciary duty to manage a Fund in the best interest of Fund investors and ensure the integrity of the Creation Basket construction process as much as they would over ordinary portfolio management decisions and execution. Moreover, the Adviser and Sub-Adviser personnel involved in the Creation Basket construction process will be subject to the Adviser’s and Sub-Adviser’s, as the case may be, compliance policies and procedures and codes of ethics. Applicants believe that there is restricted opportunity for redeeming shareholders to select particular portfolio instruments to be included in the Creation Basket (i.e., “cherry picking”) because the Actual Portfolio will only be periodically disclosed. Under these circumstances, Applicants do not believe that in-kind purchases and redemptions will result in abusive self-dealing or overreaching of a Fund by any Creation Unit investor.

[25]

Because section 17(b) could be interpreted to exempt only a single transaction from section 17(a) and because there may be a number of transactions by persons who may be deemed to be affiliated persons or second-tier affiliates, Applicants are also requesting an exemption under section 6(c) of the Act. See, e.g., Keystone Custodian Funds, Inc., 21 S.E.C. 295 (1945).

In addition, Applicants note that the ability of a Fund to take deposits and make redemptions in-kind may aid in achieving the Fund’s investment objectives by allowing it to be more fully invested, minimizing cash drag and reducing flow-related trading costs. In-kind transactions may also increase a Fund’s tax efficiency and promote efficient secondary market trading in Shares by reducing Transaction Fees applicable to purchases and redemptions of Shares.

For the reasons set forth above, Applicants contend that, with respect to the relief requested pursuant to section 17(b), the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned and with the general purposes of the Act. Applicants also contend that, with respect to the relief requested pursuant to section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Thus, Applicants request the Order under section 6(c) and 17(b) in respect of sections 17(a)(1) and 17(a)(2).

D.	Section 12(d)(1) of the 1940 Act.

Section 12(d)(1)(A) of the 1940 Act prohibits a registered investment company from acquiring securities of an investment company if such securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the 1940 Act prohibits a registered open-end investment company, its principal underwriter and any Broker from selling the investment company’s shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock, or if the sale will cause more than 10% of the acquired company’s voting stock to be owned by investment companies generally. Applicants request relief to permit Investing Funds to acquire Shares in excess of the limits in Section 12(d)(1)(A) of the 1940 Act and to permit the Funds, their principal underwriters and any Brokers to sell Shares to Investing Funds in excess of the limits in Section 12(d)(l)(B) of the 1940 Act.

Section 12(d)(1)(J) of the 1940 Act states that the Commission may conditionally or unconditionally exempt any person, security or transaction, or any class or classes of persons, securities, or transactions from any provision of Section 12(d)(1) to the extent that such exemption is consistent with the public interest and the protection of investors.

Congress enacted Section 12(d)(1) (then Section 12(c)(1)) in 1940 to prevent one investment company from buying control of another investment company.26 In enacting Section 12(d)(1), Congress sought to ensure that the acquiring investment company had no “effective

[26]	House Hearing, 76th Cong., 3d Sess., at 113 (1940).

voice” in the other investment company.27 As originally proposed, Section 12(d)(1) would have prohibited any investment by an investment company in another investment company. Congress relaxed the prohibition in the Section’s final version, presumably because there was some concern that an investment company should not be prohibited from taking advantage of a good investment just because the investment was another investment company.

“[Y]ou may get situations where one investment company may think that the securities of another investment company are a good buy and it was not thought advisable to freeze that type of purchase.”28

Congress tightened Section 12(d)(1)’s restrictions in 1970 to address certain abuses perceived to be associated with the development of fund holding companies (i.e., funds that primarily invest in other investment companies).29 These abuses included: (i) undue influence such as through the threat of large-scale redemptions of the acquired fund’s shares; (ii) layering of fees and expenses (such as sales loads, advisory fees and administrative costs); and (iii) unnecessary complexity. The Commission identified these abuses in its 1966 report to Congress, titled Public Policy Implications of Investment Company Growth (the “PPI Report”).30

Applicants propose a number of conditions designed to address these concerns. Certain of Applicants’ proposed conditions address the concerns about large-scale redemptions identified in the PPI Report, particularly those regarding the potential for undue influence. Applicants will take steps to ensure that the Investing Funds comply with any terms and conditions of the requested relief by requesting that an Investing Fund enter into a FOF Participation Agreement as a condition precedent to investing in a Fund beyond the limits imposed by Section 12(d)(l)(A).

The FOF Participation Agreement will require the Investing Fund to adhere to the terms and conditions of the Order. Condition B.1 limits the ability of an Investing Fund’s Advisory Group or an Investing Fund’s Sub-Advisory Group (individually, or in the aggregate) (each defined below) to control a Fund within the meaning of Section 2(a)(9) of the 1940 Act. For purposes of this Application, an “Investing Fund’s Advisory Group” is defined as the Investing Fund Adviser, or Sponsor, any person controlling, controlled by, or under common control with such Adviser or Sponsor, and any investment company or issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the 1940 Act that is advised or sponsored by the Investing Fund Adviser, the Sponsor, or any person controlling, controlled by, or under common control with such Adviser or Sponsor.

For purposes of this Application, an “Investing Fund’s Sub-Advisory Group” is defined as any Investing Fund Sub-Adviser, any person controlling, controlled by, or under common

[27]	Hearing on S. 3580 Before the Subcomm. Of the Comm. On Banking and Currency, 76th Cong., 3d Sess., at 1114 (1940).
[28]	House Hearing, 76th Cong., 3d Sess., at 112 (1940) (testimony of David Schenker).
[29]	See, H.R. Rep. No 91-1382, 91st Cong., 2d Sess., at 11 (1970).
[30]	REPORT OF THE SECURITIES AND EXCHANGE COMMISSION ON THE PUBLIC POLICY IMPLICATIONS OF INVESTMENT COMPANY GROWTH, H.R. Rep. No. 2337, 89th Cong., 2d Sess., 311-324 (1966).

control with the Investing Fund Sub-Adviser, and any investment company or issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the 1940 Act (or portion of such investment company or issuer) advised or sponsored by the Investing Fund Sub-Adviser or any person controlling, controlled by or under common control with the Investing Fund Sub-Adviser. The condition does not apply to the Investing Fund’s Sub-Advisory Group with respect to a Fund for which the Investing Fund Sub-Adviser or a person controlling, controlled by, or under common control with the Investing Fund Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the 1940 Act.

Condition B.2 prohibits Investing Funds and Investing Fund Affiliates from causing an investment by an Investing Fund in a Fund to influence the terms of services or transactions between an Investing Fund or an Investing Fund Affiliate and the Fund or Fund Affiliate. “Fund Affiliate” is defined as an investment adviser, promoter, or principal underwriter of a Fund, and any person controlling, controlled by or under common control with any of these entities. “Investing Fund Affiliate” is defined as the Investing Fund Adviser, Investing Fund Sub-Adviser, Sponsor, promoter and principal underwriter of an Investing Fund, and any person controlling, controlled by or under common control with any of these entities.

Conditions B.2, B.3, B.4, B.6, B.7, B.8 and B.9 are specifically designed to address the potential for an Investing Fund and certain affiliates of an Investing Fund (including Underwriting Affiliates) to exercise undue influence over a Fund and certain of its affiliates. For purposes of this Application, an “Underwriting Affiliate” is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Investing Fund Adviser, Investing Fund Sub-Adviser, employee or Sponsor of the Investing Fund, or a person of which any such officer, director, member of an advisory board, Investing Fund Adviser or Investing Fund Sub-Adviser, employee or Sponsor is an affiliated person. An Underwriting Affiliate does not include any person whose relationship to the Fund is covered by Section 10(f) of the 1940 Act. An offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an “Affiliated Underwriting.”

A Fund may choose to reject any direct purchase of Creation Units by an Investing Fund. To the extent an Investing Fund purchases Shares in the secondary market, a Fund would still retain its ability to reject initial purchases of Shares made in reliance on the requested Order by declining to enter into the FOF Participation Agreement prior to any investment by an Investing Fund in excess of the limits of Section 12(d)(1)(A).

With respect to concerns regarding layering of fees and expenses, Applicants propose several conditions.

Under Condition B.10, before approving any advisory contract under Section 15 of the 1940 Act, the board of directors or trustees of any Investing Management Company, including a majority of the directors or trustees who are not “interested persons” within the meaning of Section 2(a)(19) of the 1940 Act (“Independent Directors or Trustees”), will be required to find that the advisory fees charged under the contract are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract of any Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the Investing Management Company.

In addition, Conditions B.5 and B.11 of the requested Order are designed to prevent unnecessary duplication or layering of sales charges and other costs.

Under Condition B.5, an Investing Fund Adviser, trustee of an Investing Trust (“Trustee”) or Sponsor, as applicable, will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under Rule 12b-l under the 1940 Act) received from a Fund by the Investing Fund Adviser, Trustee or Sponsor or an affiliated person of the Investing Fund Adviser, Trustee or Sponsor, other than any advisory fees paid to the Investing Fund Adviser, Trustee or Sponsor or its affiliated person by a Fund, in connection with the investment by the Investing Fund in the Fund. Condition B.5 also provides that any Investing Fund Sub-Adviser will waive fees otherwise payable to the Investing Fund Sub-Adviser, directly or indirectly, by the Investing Fund in an amount at least equal to any compensation received by the Investing Fund Sub-Adviser, or an affiliated person of the Investing Fund Sub-Adviser, other than any advisory fees paid to the Investing Fund Sub-Adviser or its affiliated person by the Fund, in connection with any investment by the Investing Fund in the Fund made at the direction of the Investing Fund Sub-Adviser. In the event that the Investing Fund Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Investing Fund. Condition B.11 prevents any sales charges or service fees on shares of an Investing Fund from exceeding the limits applicable to a fund of funds set forth in Financial Industry Regulatory Authority (“FINRA”) Rule 2341.31

The FOF Participation Agreement will include an acknowledgment from the Investing Fund that it may rely on the requested Order only to invest in the Funds and not in any other investment company.32 No Fund relying on the Section 12(d)(1) Relief will acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act in excess of the limits contained in Section 12(d)(1)(A) of the 1940 Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes. Thus, in keeping with the PPI Report’s concern with overly complex structures, the requested Order will not create or give rise to circumstances enabling an Investing Fund to invest in excess of the limits of Section 12(d)(l)(A) in a Fund which is in turn able to invest in another investment company in excess of such limits. In addition to avoiding excess complexity, the fact that the Funds relying on the exemption from Section 12(d)(1) requested herein will not invest in any other investment company in excess of the limits of Section 12(d)(1)(A) mitigates concerns about layering of fees.

On the basis of the foregoing, Applicants believe that an exemption from (i) Section 12(d)(1)(A) to permit an Investing Fund to purchase Shares of a Fund in excess of the limits set forth therein; and (ii) from Section 12(d)(1)(B) to permit the Fund, its principal underwriters and any Brokers to sell Shares to an Investing Fund in excess of the limits set forth therein satisfies the requirements of Section 12(d)(1)(J) and is consistent with the public interest and the protection of investors.

[31]	Any references to FINRA Rule 2341 include any successor or replacement rule to FINRA Rule 2341 that may be adopted by FINRA.
[32]

Applicants acknowledge that the receipt of compensation by (a) an affiliated person of an Investing Fund, or an affiliated person of such person, for the purchase by the Investing Fund of Shares of a Fund or (b) an affiliated person of a Fund, or an affiliated person of such person, for the sale by the Fund of its Shares to an Investing Fund, may be prohibited by Section 17(e)(1) of the 1940 Act. The FOF Participation Agreement also will include this acknowledgment.

E.	Sections 17(a)(1) and 17(a)(2) of the 1940 Act relating to Section 12(d)(1) Relief.

Applicants seek relief from Section 17(a) pursuant to Section 17(b) and Section 6(c) to permit a Fund, to the extent that the Fund is an affiliated person of an Investing Fund, to sell Shares to, and purchase Shares from, an Investing Fund and to engage in the accompanying in-kind transactions.

Section 17(a) of the 1940 Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated person of the company. Section 2(a)(3)(B) of the 1940 Act defines an “affiliated person” of another person to include any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote by the other person. An Investing Fund relying on the requested exemptive relief could own 5% or more of the outstanding voting securities of a Fund. In such cases, and for other reasons, the Fund could become an affiliated person, or an affiliated person of an affiliated person of the Investing Fund, and direct sales and redemptions of its Shares with an Investing Fund and any accompanying in-kind transactions could be prohibited. Applicants anticipate that there may be Investing Funds that are not part of the same group of investment companies as the Funds, but are sub-advised by an Adviser. Applicants are not seeking relief from Section 17(a) for, and the requested relief will not apply to, transactions where a Fund could be deemed an affiliated person, or an affiliated person of an affiliated person, of an Investing Fund because an investment adviser to the Funds is also an investment adviser to an Investing Fund.

Section 17(b) of the 1940 Act authorizes the Commission to grant an order permitting a transaction otherwise prohibited by Section 17(a) if it finds that:

(i)	the terms of the proposed transaction, including the consideration to be paid or received, are fair and reasonable and do not involve overreaching on the part of any person concerned;

(ii)	the proposed transaction is consistent with the policy of each registered investment company concerned; and

(iii)	the proposed transaction is consistent with the general purposes of the 1940 Act.

The Commission has interpreted its authority under Section 17(b) as extending only to a single transaction and not a series of transactions.

Section 6(c) of the 1940 Act permits the Commission to exempt any person or transactions from any provision of the 1940 Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants expect that most Investing Funds will purchase Shares in the secondary market and will not purchase Creation Units directly from a Fund.

Section 17(a) is intended to prohibit affiliated persons in a position of influence or control over an investment company from furthering their own interests by selling property that they own to an investment company at an inflated price, purchasing property from an investment company at less than its fair value, or selling or purchasing property on terms that involve overreaching by that person. For the reasons articulated in the legal analysis of Section 12(d)(1), above, Applicants submit that, with regard to Section 17(a), the proposed transactions are appropriate in the public interest, consistent with the protection of investors and do not involve overreaching.

Applicants believe that an exemption is appropriate under Sections 17(b) and 6(c) because the proposed arrangement meets the standards in those sections. First, the terms of the proposed arrangement are fair and reasonable and do not involve overreaching. Any consideration paid for the purchase or redemption of Shares directly from a Fund will be based on the NAV of the Fund in accordance with policies and procedures set forth in the Fund’s registration statement.33

Second, the proposed transactions directly between Funds and Investing Funds will be consistent with the policies of each Investing Fund. The purchase of Creation Units by an Investing Fund will be accomplished in accordance with the investment restrictions of the Investing Fund and will be consistent with the investment policies set forth in the Investing Fund’s registration statement. The FOF Participation Agreement will require any Investing Fund that purchases Creation Units directly from a Fund to represent that the purchase of Creation Units from a Fund by an Investing Fund will be accomplished in compliance with the investment restrictions of the Investing Fund and will be consistent with the investment policies set forth in the Investing Fund’s registration statement.

Third, Applicants believe that the proposed transactions are consistent with the general purposes of the 1940 Act. Applicants also believe that the requested exemptions are appropriate in the public interest. Shares offer Investing Funds a flexible investment tool that can be used for a variety of purposes. Applicants also submit that the exemption is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

For the reasons set forth above, Applicants believe that: (i) with respect to the relief requested pursuant to Section 17(b), the terms of the proposed transactions, including the consideration to be paid and received, are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policies of each registered investment company concerned, and that the proposed transactions are consistent with the general purposes of the 1940 Act, and (ii) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

[33]

To the extent that purchases and sales of Shares occur in the secondary market and not through principal transactions directly between an Investing Fund and a Fund, relief from section 17(a) would not be necessary. However, the requested relief would apply to direct sales of Shares in Creation Units by a Fund to an Investing Fund and redemptions of those Shares. The requested relief is also intended to cover the in-kind transactions that may accompany such sales and redemptions.

F.	Discussion of Precedent.

The ETF Relief and Section 12(d)(1) Relief are substantially the same as relief previously granted by the Commission, except that the Funds would not provide full portfolio transparency, as discussed above.34 The request to permit Future Applicants to apply for a separate exemptive order that incorporates by reference all the terms and conditions of this Application and any amendments thereto follows the approach that the Commission recently permitted with respect to the first application to permit exchange-traded managed funds.35 Similarly, the parameters and arguments for the relief from Section 17(a) to permit certain affiliated persons to effectuate purchases and redemptions of Creation Units in-kind is consistent with the relief that the Commission has granted to exchange-traded managed funds, another type of exchange-traded product that does not provide full portfolio transparency, and certain ETFs that are not required to daily disclose portfolio holdings and whose Creation Baskets are not proportional slices of those ETFs’ portfolios.36

VI.	Conditions.

Applicants agree that any Order of the Commission granting the requested relief will be subject to the following conditions:

A.	ETF Relief.

1.    As long as a Fund operates in reliance on the requested Order, the Shares of the Fund will be listed on a Stock Exchange.

2.    Neither the Trust nor any Fund will be advertised or marketed as an open-end investment company or a mutual fund. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that the Shares are not individually redeemable and that owners of the Shares may acquire those Shares from the Fund and tender those Shares for redemption to the Fund in Creation Units only.

3.    The website for the Funds, which is and will be publicly accessible at no charge, will contain, on a per Share basis, for each Fund the prior Business Day’s NAV and the market closing price or Bid/Ask Price, and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV.

4.    On each Business Day, the Fund will disclose on its website the Proxy Portfolio Disclosures.

5.    The Adviser or any Sub-Adviser, directly or indirectly, will not cause any Authorized Participant (or any investor on whose behalf an Authorized Participant may transact with the Fund) to acquire any Deposit Instrument for the Fund through a transaction in which the Fund could not engage directly.

[34]	See supra, note 1.
[35]	Eaton Vance Management, et al., 1940 Act Release Nos. 31333 (Nov. 6, 2014) (notice) and 31361 (Dec. 2, 2014) (order).
[36]	See the Early Vanguard Orders.

B.	Section 12(d)(1) Relief.

1.    The members of the Investing Fund’s Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the 1940 Act. The members of the Investing Fund’s Sub-Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the 1940 Act. If, as a result of a decrease in the outstanding voting securities of a Fund, the Investing Fund’s Advisory Group or the Investing Fund’s Sub-Advisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of a Fund, it will vote its Shares of the Fund in the same proportion as the vote of all other holders of the Fund’s Shares. This condition does not apply to the Investing Fund’s Sub-Advisory Group with respect to a Fund for which the Investing Fund Sub-Adviser or a person controlling, controlled by or under common control with the Investing Fund Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the 1940 Act.

2.    No Investing Fund or Investing Fund Affiliate will cause any existing or potential investment by the Investing Fund in a Fund to influence the terms of any services or transactions between the Investing Fund or an Investing Fund Affiliate and the Fund or a Fund Affiliate.

3.    The board of directors or trustees of an Investing Management Company, including a majority of the independent directors or trustees, will adopt procedures reasonably designed to ensure that the Investing Fund Adviser and any Investing Fund Sub-Adviser are conducting the investment program of the Investing Management Company without taking into account any consideration received by the Investing Management Company or an Investing Fund Affiliate from a Fund or a Fund Affiliate in connection with any services or transactions.

4.    Once an investment by an Investing Fund in the Shares of a Fund exceeds the limit in Section l2(d)(1)(A)(i) of the 1940 Act, the Board of a Fund, including a majority of the independent directors or trustees, will determine that any consideration paid by the Fund to the Investing Fund or an Investing Fund Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund; (ii) is within the range of consideration that the Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Fund and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

5.    The Investing Fund Adviser, or Trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under Rule 12b-l under the 1940 Act) received from a Fund by the Investing Fund Adviser, or Trustee or Sponsor, or an affiliated person of the Investing Fund Adviser, or Trustee or Sponsor, other than any advisory fees paid to the Investing Fund Adviser, or Trustee or Sponsor, or its affiliated person by the Fund, in connection with the investment by the Investing Fund in the Fund. Any Investing Fund Sub-Adviser will waive fees otherwise payable to the Investing Fund Sub-Adviser, directly or indirectly, by the Investing Management Company in an amount at least equal to any compensation received from a Fund by the Investing Fund Sub-Adviser, or an affiliated person of the Investing Fund Sub-Adviser, other than any advisory fees paid to the Investing Fund Sub-Adviser or its affiliated person by the Fund, in connection with the investment by the Investing Management Company in the Fund made at the direction of the Investing Fund Sub-Adviser. In the event that the Investing Fund Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Investing Management Company.

6.    No Investing Fund or Investing Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in an Affiliated Underwriting.

7.    The Board of a Fund, including a majority of the independent directors or trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Fund in an Affiliated Underwriting, once an investment by an Investing Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Investing Fund in the Fund. The Board will consider, among other things: (i) whether the purchases were consistent with the investment objectives and policies of the Fund; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders of the Fund.

8.    Each Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings once an investment by an Investing Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the Board’s determinations were made.

9.    Before investing in a Fund in excess of the limits in Section 12(d)(1)(A), an Investing Fund will execute a FOF Participation Agreement with the Fund stating that their respective boards of directors or trustees and their investment advisers, or Trustee and Sponsor, as applicable, understand the terms and conditions of the Order, and agree to fulfill their responsibilities under the Order. At the time of its investment in Shares of a Fund in excess of the limit in Section 12(d)(1)(A)(i), an Investing Fund will notify the Fund of the investment. At such time, the Investing Fund will also transmit to the Fund a list of the names of each Investing Fund Affiliate and Underwriting Affiliate. The Investing Fund will notify the Fund of any changes to the list as soon as reasonably practicable after a change occurs. The Fund and the Investing Fund will maintain and preserve a copy of the Order, the FOF Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

10.    Before approving any advisory contract under Section 15 of the 1940 Act, the board of directors or trustees of each Investing Management Company, including a majority of the independent directors or trustees, will find that the advisory fees charged under such contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the appropriate Investing Management Company.

11.    Any sales charges and/or service fees charged with respect to shares of an Investing Fund will not exceed the limits applicable to a fund of funds as set forth in FINRA Rule 2341.

12.    No Fund will acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act in excess of the limits contained in Section 12(d)(1)(A) of the 1940 Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes.

VII.	Procedural Matters.

Applicants file this Application in accordance with Rule 0-2 under the 1940 Act. Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their address is indicated on the cover page of this Application. Applicants further request that all communications concerning this Application should be directed and copied to the persons listed on the cover page of the Application.

In accordance with Rule 0-2(c) under the 1940 Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicants pursuant to their corporate organizational documents, and in the case of the Trust, the attached resolutions. Applicants also have attached the verifications required by Rule 0-2(d) under the 1940 Act.

In accordance with Rule 0-5 under the 1940 Act, Applicants request that the Commission issue the requested Order without holding a hearing.

[No further text on this page]

Based on the facts, analysis and conditions in the Application, Applicants respectfully request that the Commission issue an Order under Sections 6(c), 17(b) and 12(d)(1)(J) of the 1940 Act granting the relief requested by this Application.

Natixis ETF Trust II

By:	/s/ David L. Giunta
David L. Giunta
Sole Initial Trustee

Natixis Advisors, L.P.

By:	NGAM Distribution Corp., as general partner

By:	/s/ Russell L. Kane
Russell L. Kane
Executive Vice President, General Counsel, Secretary and Clerk

VERIFICATION

RULE 0-2(d)

NATIXIS ETF TRUST II

The undersigned states that he has duly executed the attached Application dated January 22, 2018 for and on behalf of Natixis ETF Trust II; that he is the Sole Initial Trustee of such entity; and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Natixis ETF Trust II

By:	/s/ David L. Giunta
David L. Giunta
Sole Initial Trustee

VERIFICATION

RULE 0-2(d)

NATIXIS ADVISORS, L.P.

The undersigned states that he has duly executed the attached Application dated January 22, 2018 for and on behalf of Natixis Distribution Corp., as general partner of Natixis Advisors, L.P.; that he is the Executive Vice-President, General Counsel, Secretary, and Clerk of such company; and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Natixis Advisors, L.P.

By:	NGAM Distribution Corp., as general partner

By:	/s/ Russell L. Kane
Russell L. Kane
Executive Vice-President, General Counsel, Secretary, and Clerk

RESOLUTIONS OF NATIXIS ETF TRUST II

RESOLVED, that the preparation and filing with the SEC on behalf of the Trust of an application for an order of exemption under Sections 6(c), 12(d)(1)(J) and 17(b) of the 1940 Act requesting to permit the operations of, and the offering of shares, of actively-managed, non-transparent exchange-traded funds, and the sale of those shares to other investment companies beyond the limits of Section 12(d)(1) of the 1940 Act (the “Exemptive Application”), and any amendments and restatements thereof be, and it hereby is, authorized and approved, and the Initial Trustee of the Trust be, and hereby is, authorized and directed to prepare, execute and file with the SEC the Exemptive Application and any and all amendments to said Exemptive Application.

Appendix A.

Daily Disclosures Statistical Metrics

Realized Tracking Error. This is a measure of the potential difference between the returns of the Proxy Portfolio and the returns of the Actual Portfolio. The average daily realized tracking error is the average realized over each of the days during the 10-year study period. Mathematically, the realized tracking error is the standard deviation of the difference in Proxy Portfolio and Actual Portfolio prices divided by the Actual Portfolio price (stdev((pProxy – pActual)/pActual). These prices are recorded at every minute of the trading day. To make this quantity annual volatility, the standard deviation is multiplied by the square root of 252 (the number of trading days per year) times 390 (the number of minutes in a trading day). For the 10-year study period the annualized average daily realized tracking error was only 0.51% (or 51 bps).

The average annual tracking error between the Proxy Portfolio and the Actual Portfolio has been minimal, indicating that the performance of the Proxy Portfolio and the Actual Portfolio are highly correlated.

Figure 1: Annualized average realized tracking error of the Proxy Portfolio to the Actual Portfolio as a function of the days into the quarter.37

[37]

The Actual Portfolio information used to construct the Proxy Portfolio for purposes of the 10-Year Study was lagged by five days (e.g., any Actual Portfolio transactions occurring during the five trading days before the construction the relevant Proxy Portfolio were excluded from the Proxy Portfolio). In Figure 1 as well as all other figures in this Appendix A, the Actual Portfolio holdings at the end of the quarter (day zero) are published five days into the calendar quarter. There are two different “days in the quarter”: “Actual Days” (which is graphed) and “Days since the Actual Portfolio was published,” which occurs at T=5 or the start of measuring the statistics for the graph of the Proxy Portfolio. Days 64-68 include the Proxy Portfolio on the first four days of the next calendar quarter so as to provide a complete quarter of trading days.

The Proxy Portfolio construction methodology that is expected to be utilized by the Initial Fund will utilize a 10-day lag from the Actual Portfolio to the Proxy Portfolio.

Average Maximum Daily Price Difference. Another metric to quantitatively assess the tracking performance of the Proxy Portfolio is the average maximum daily price difference between the Proxy Portfolio and the Actual Portfolio over the course of each of the 390 minutes during the trading day. For this measurement, the prices of both portfolios are normalized to a value of “one” at the market open, so the difference reported represents a relative price difference from the market open.

Figure 2 below shows the average maximum daily price difference between the Proxy Portfolio and the Actual Portfolio over the days into the quarter during the 10-Year Study. As can be seen, the average maximum daily price difference exceeds 6 bps only twice. More typically, the maximum price difference is only about 4 bps.

Figure 2: Average maximum daily price difference between the Proxy Portfolio and the Actual Portfolio as a function of the days into the quarter.

Average Absolute Daily Price Difference. The average absolute daily price difference over each trading day can also be used to assess the tracking performance of the Proxy Portfolio. The average absolute daily price difference is the average value of the absolute value of the difference in the Proxy Portfolio price and the Actual Portfolio price over each of the 390 minutes during the trading day.

Figure 3 below shows the average absolute price difference between the Proxy Portfolio and the securities held by the Actual Portfolio over each trading day. Typically, the average absolute price difference over the course of each trading day is only 2 bps.

Figure 3: Average absolute daily price difference between the Proxy Portfolio and the Actual Portfolio as a function of the days into the quarter.

The three data sets presented – realized tracking error, average maximum daily price difference, and average absolute daily price difference – demonstrate that the Proxy Portfolio tracks the Actual Portfolio with high fidelity on a minute-by-minute basis. The results provided reflect 10 years of actual, intra-day trading price data of a true actively managed fund portfolio.

Data Summary

Statistic	Proxy Portfolio
Max (Daily Max Price Diff)	0.669%
Ave (Daily Max Price Diff)	0.040%

Max (Ave Daily Abs Price Diff)	0.464%
Ave (Ave Daily Abs Price Diff)	0.022%

Max (Daily Realized Tracking Error)	6.015%
Ave (Daily Realized Tracking Error)	0.510%

Ave Names Held	79.8
Ave Round Trip Turnover	1.785%
Overlap With Actual Portfolio	95.9%

“Names Held” means the number of holdings in the Proxy Portfolio.

“Round Trip Turnover” means the percentage of the Proxy Portfolio that is changed from one day to the next.

“Overlap with Actual Portfolio” means the percentage weight in the Proxy Portfolio that is also held by the Actual Portfolio.

Appendix B.

Case Studies

	Randomly Selected Typical Day	Randomly Selected Typical Day	Randomly Selected High Volatility Day	Randomly Selected High Volatility Day	Dow falls 680 points as U.S Recession is Officially Called	August 24, 2015 Volatility Event
Date	11/28/2007	10/15/2014	12/16/2008	5/18/2009	12/1/2008	8/24/2015

Max Price Diff (for the day)	0.0402%	0.0292%	0.2451%	0.1356%	0.1928%	0.3238%

Ave Abs Price Diff (for the day)	0.0255%	0.0171%	0.1769%	0.0969%	0.0776%	0.2846%

Realized Tracking Error (for the day)	0.3465%	0.3465%	1.5972%	1.5932%	1.2739%	3.2617%

Names Held	80	80	80	80	80	78
Names < 1 bp	1	0	0	0	0	0
Min Holding	0.003%	0.420%	0.023%	0.018%	0.017%	0.020%
Overlap With Actual Portfolio	95.6%	98.6%	92.1%	87.2%	94.3%	94.6%